Exhibit 99.2

Hydrogenics Corporation	Notice of Annual Meeting of Shareholders May 8, 2013 Management Proxy Circular

Notice of Annual Meeting of Shareholders of Hydrogenics Corporation

Date: May 8, 2013 Time: 10:00 a.m. (Eastern Time) Place: Hydrogenics Corporation 220 Admiral Boulevard Mississauga, Ontario, Canada
Business of the Annual Meeting of the Common Shareholders

The business of the meeting will be to:

1. receive the consolidated financial statements of the Company for the year ended December 31, 2012, together with the report of the auditors on those statements;

2. reappoint PricewaterhouseCoopers LLP as auditors of the Company and authorize the Audit Committee of the Board of Directors to fix their remuneration;

3. elect directors for the ensuing year; and

4. to transact such other business as may properly be brought before the meeting.

At the meeting, you will have an opportunity to hear about our 2012 performance and plans for the Company going forward. The accompanying management proxy circular provides additional information relating to the business to be considered at the meeting and forms part of this notice.

You are entitled to vote at the meeting, and any adjourned or postponed meeting, if you are a holder of our common shares as of 5:00 p.m. (Toronto time) on April 1, 2013.

If you cannot attend the meeting in person, you may vote by proxy.  Instructions on how to complete and return the proxy are provided with the proxy form and are described in the accompanying management proxy circular. To be valid, proxies must be received by CIBC Mellon Trust Company by mail at P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to (416) 368-2502 or 1 (866) 781-3111 (toll free), no later than 5:00 p.m. (Toronto time) on May 6, 2013 or, if the meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before such adjourned or postponed meeting.

By the order of the Board of Directors,

Robert Motz
Chief Financial Officer and Corporate Secretary
Toronto, April 1, 2013

i

What’s Inside Management Proxy Circular
About this Circular and Related Materials

Solicitation of Proxies and Voting Instructions

Voting Shares.

Business of the Meeting
Financial Statements
Reappointment of Auditors
Election of Directors

Board of Directors Meetings and Attendance of Directors

Statement of Corporate Governance Practices

Audit Committee Report

Compensation of Executive Officers and Directors

Appendix A
  Mandate of the Board of Directors

Appendix B
Committee Charters
ii 1 2 3 3 3 7 8 12 13 28 31
YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the meeting, we encourage you to cast your vote. Your participation as a shareholder is very important to us. Details about voting may be found starting on page 1 of this Circular.

About This Circular and Related Proxy Materials

We are providing this management proxy circular (“Circular”) and proxy materials to you in connection with the annual meeting of shareholders of Hydrogenics Corporation (“Hydrogenics”, the “Corporation” or the “Company”) to be held on May 8, 2013 (the “Meeting”). As a shareholder, you are invited to attend the Meeting. If you are unable to attend, you may still vote by completing the proxy or voting instruction form that was mailed to you. This Circular describes the items to be voted on at the Meeting and the voting process, and provides information about executive compensation, our corporate governance practices and other matters.

Please see the “Solicitation of Proxies and Voting Instructions” section below for an explanation of how you can vote on the matters to be considered at the Meeting, whether or not you decide to attend the Meeting.

In this Circular, unless the context otherwise requires, all references to “we,” “us” and “our” refer to Hydrogenics and its subsidiaries. Unless otherwise indicated, all amounts in this Circular are in U.S. dollars.

This Circular is dated as of April 1, 2013 and, except as otherwise indicated, all the information contained in this Circular is given as of that date.

ii

Solicitation of Proxies and Voting Instructions

The information contained in this Circular is furnished in connection with the solicitation of proxies from registered owners of common shares (the “Shares”) of Hydrogenics (and of voting instructions in the case of non-registered owners of Shares) to be used at the Meeting, and at all adjournments and postponements thereof, for the purposes set forth in the accompanying notice of annual meeting.  It is expected that the solicitation will be made primarily by mail, but proxies and voting instructions may also be solicited personally by employees of the Company. The solicitation of proxies and voting instructions by this Circular is being made by or on behalf of management of the Company. The total cost of the solicitation of proxies will be borne by the Company.

Registered Owners

If you are a registered owner of Shares, you may vote in person at the Meeting or you may appoint another person to represent you as proxyholder and vote your Shares at the Meeting.  If you wish to attend the Meeting in person, do not complete or return the enclosed form of proxy because you will vote in person at the Meeting. Please register with the transfer agent, CIBC Mellon Trust Company (“CIBC Mellon”), when you arrive at the Meeting.

Appointment of Proxies
If you do not wish to attend the Meeting, you should complete and return the enclosed form of proxy.  The individuals named in the form of proxy are representatives of management of the Company and are officers of the Company.  You have the right to appoint someone else to represent you at the Meeting.  If you wish to appoint someone else to represent you at the Meeting, insert that other person’s name in the blank space in the form of proxy.  The person you appoint to represent you at the Meeting need not be a shareholder of the Company.

To be valid, proxies must be received by CIBC Mellon by mail at P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to (416) 368-2502 or 1 (866) 781-3111 (toll free), not later than 5:00 p.m. (Toronto time) on May 6, 2013 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting.

Failure to properly complete or deposit a proxy may result in its invalidation.  The time limit for the deposit of proxies may be waived by the Board of Directors at its discretion without notice.

Revocation

If you have submitted a proxy and later wish to revoke it, you can do so by:

(a)	completing and signing a form of proxy bearing a later date and depositing it with CIBC Mellon as described above;

(b)
depositing a document that is signed by you (or by someone you have properly authorized to act on your behalf): (i) at the registered office of the Company at any time up to the last business day preceding the date of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used; or (ii) with the chair of the Meeting before the Meeting starts on the day of the Meeting or any adjournment or postponement thereof; or

(c)	following any other procedure that is permitted by law.

Voting of Proxies
In connection with any ballot that may be called for, the management representatives designated in the enclosed form of proxy will vote, or withhold from voting, your Shares in accordance with the instructions you have indicated on the form of proxy and, if you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly.  In the absence of any direction, your Shares will be voted by the management representatives:  (i) FOR the reappointment of the auditors; and (ii) FOR the election of directors.

The management representatives designated in the enclosed form of proxy have discretionary authority with respect to amendments to matters identified in the notice of annual meeting and with respect to other matters that may properly come before the Meeting.  As at the date of this Circular, management of the Company knows of no such amendments or other matters.

Non-registered Owners

If your Shares are registered in the name of a depository (such as CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), or an intermediary (such as a bank, trust company, securities dealer or broker, or trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan), you are a non-registered owner.

Only registered owners of Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting.  If you are a non-registered owner, you are entitled to direct how the Shares beneficially owned by you are to be voted or you may appoint yourself or a representative that will entitle you or your representative to attend and vote at the Meeting.

In accordance with the Canada Business Corporations Act (“CBCA”) and Canadian securities law, the Company has distributed copies of the notice of annual meeting, this Circular and the 2012 annual report (collectively, the “meeting materials”) to the intermediaries for onward distribution to non-registered owners who have not waived their right to receive them. Typically, intermediaries will use a service company (such as Broadridge Investor Communications Solutions) to forward the meeting materials to non-registered owners.

If you are a non-registered owner and have not waived your right to receive the meeting materials, you will receive either a request for voting instructions or a form of proxy with your meeting materials.  The purpose of these documents is to permit you to direct the voting of the Shares you beneficially own.  You should follow the procedures set out below, depending on which type of document you receive:

(1)	Request for Voting Instructions
If you do not wish to attend the Meeting (or have another person attend and vote on your behalf), you should complete, sign, date and return the enclosed request for voting instructions in accordance with the directions provided.  You may revoke your voting instructions at any time by written notice to your intermediary, except that the intermediary is not required to honour the revocation unless it is received at least seven days before the Meeting.

If you wish to attend the Meeting and vote in person (or have another person attend and vote on your behalf), you must complete, sign, date and return the enclosed request for voting instructions in accordance with the directions provided and a form of proxy will be sent to you giving you (or the other person) the right to attend and vote at the Meeting.  You (or the other person) must register with the transfer agent, CIBC Mellon, when you arrive at the Meeting.

- or –

(2)	Form of Proxy
The form of proxy has been signed by the intermediary (typically by a facsimile, stamped signature) and completed to indicate the number of Shares beneficially owned by you.  Otherwise, the form of proxy is incomplete.

If you do not wish to attend the Meeting, you should complete the form of proxy in accordance with the instructions set out in the section titled “Registered Owners” above.

If you wish to attend the Meeting, you must strike out the names of the persons named in the proxy and insert your name in the blank space provided.  To be valid, proxies must be received by CIBC Mellon by mail at P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to (416) 368-2502 or 1 (866) 781-3111 (toll free), not later than 5:00 p.m. (Toronto time) on May 6, 2013 or, if the Meeting is adjourned or postponed, 48 hours, (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting.  You must register with the transfer agent, CIBC Mellon, when you arrive at the Meeting.

You should follow the instructions on the document that you have received and contact your intermediary promptly if you need assistance.

Revocation
If you have submitted a proxy and later wish to revoke it, you can do so by:

(a)	completing and signing a form of proxy bearing a later date and depositing it with CIBC Mellon as described above;

(b)
depositing a document that is signed by you (or by someone you have properly authorized to act on your behalf): (i) at the registered office of the Company at any time up to the last business day preceding the date of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used, or (ii) with the chair of the Meeting before the Meeting starts on the day of the Meeting or any adjournment or postponement thereof; or

(c)	following any other procedure that is permitted by law.

Voting Shares

Each holder of Shares of record at the close of business on April 1, 2013, the record date established for notice of the Meeting and for voting, will be entitled to vote on all matters proposed to come before the Meeting (or any adjournments or postponements thereof) on the basis of one vote for each Share held.

As of April 1, 2013, the Company had 7,890,540 Shares outstanding. To the knowledge of our directors and officers, as of April 1, 2013, no person or company beneficially owns, directly or indirectly, or exercises control or direction over Shares carrying more than 10% of the voting rights attached to our outstanding Shares other than CommScope, Inc. of North Carolina, a wholly owned subsidiary of CommScope, Inc. (“CommScope”), which owns 2,186,906 Shares, representing 27.7% of our outstanding Shares and Enbridge Inc. (“Enbridge”), which owns 1,082,251 Shares, representing 13.7% of our outstanding Shares.

Business of the Meeting

FINANCIAL STATEMENTS

Our consolidated financial statements for the year ended December 31, 2012 are included in our 2012 annual report, which was mailed to shareholders together with this Circular.  The consolidated financial statements and the auditors’ report on those consolidated financial statements will be submitted to shareholders at the Meeting but no vote is required in respect of the consolidated financial statements, nor will one be taken.

REAPPOINTMENT OF AUDITORS

Based on the recommendation of the Audit Committee, our Board of Directors proposes that PricewaterhouseCoopers LLP (“PwC”) be reappointed as our auditors for the ensuing year, at a remuneration to be determined by the Audit Committee.  Pursuant to its charter, the Audit Committee has reviewed the nature and amount of audit and non-audit services provided by PwC to ensure auditor independence.

To be effective, this resolution must be passed by more than 50% of the votes cast by holders of Shares present in person or represented by proxy and entitled to vote at the Meeting.The management representatives designated in the enclosed form of proxy intend to vote FOR the reappointment of PwC as auditors of the Company, to hold office until the next annual meeting of shareholders and to authorize the Audit Committee to fix the auditors’ remuneration.  PwC has served as auditors of the Company since 2000.

Fees payable to PwC for the years ended December 31, 2012 and 2011 were as set out below.

Audit Fees

In 2012 and 2011, PwC charged the Company audit fees totalling, CA $297,566 and CA $317,023, respectively. In 2012 and 2011, these fees included professional services rendered for the review of interim consolidated financial statements, statutory audits of annual consolidated financial statements, consultations about financial and reporting standards and other regulatory audits and filings, including United States Sarbanes-Oxley Act of 2002 (“SOX”) compliance and International Financial Reporting Standards.

Audit-Related Fees

In 2012 and 2011, PwC charged the Company audit-related fees of CA $7,075 and CA $9,876, respectively.  In 2012 and 2011, these fees included professional services that reasonably relate to the above services and Canadian Public Accounting Board Fees.

Tax Fees

In 2012 and 2011, PwC charged the Company tax fees of CA $3,534 and CA $7,919, respectively.  In 2012 and 2011, these fees included professional services for tax compliance, tax advice, tax planning and advisory services relating to the preparation of corporate tax returns.

All Other Fees

In 2012 and 2011, PwC charged the Company other fees of CA $35,700 and CA $nil, respectively. In 2012, these fees related toassistance with the preparation of our base shelf prospectus filed in September 2012 and other regulatory matters.

ELECTION OF DIRECTORS

Under the Articles of the Company, our Board of Directors consists of a minimum of three members and a maximum of twelve members; the number of directors within such range is to be determined by our Board from time to time. Our Board has determined that the number of directors of the Company shall be fixed at seven and the number of directors to be elected at the Meeting shall be seven.

The following tables provide background information on the seven nominee directors proposed to be elected, as well as the number of Shares over which direction or control is exercised by the director, and stock options, deferred share units (“DSUs”), restricted share units (“RSUs”) and performance share units (“PSUs”) held, in each case, as at April 1, 2013. All of the nominees have been directors of the Company since the dates indicated in the following tables. Pursuant to our strategic alliance with General Motors Corporation, General Motors Corporation is entitled to nominate one director to be included in the slate of directors that is presented to shareholders for approval at the Meeting.  Mr. Henry J. Gnacke will be the General Motors nominee.  Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected or appointed.  The CommScope and Enbridge agreements provide that, subject to the maintenance of certain ownership requirements, each have the right to have one non-voting observer on the Board of Directors of Hydrogenics. The management representatives designated in the enclosed form of proxy intend to vote for the election as directors of the proposed nominees whose names are set forth below.  Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason before the Meeting, the management representatives designated in the enclosed form of proxy reserve the right to vote for another nominee at their discretion.

Douglas S. Alexander, Chairman

Douglas S. Alexander joined our Board of Directors in May 2006 and has served as Chairman of our Board of Directors since May 2009. Mr. Alexander is a Director and member of the Audit Committee of Critical Outcome Technologies Inc. and Equitable Life Insurance Company and has served as the Chief Financial Officer of various Canadian public companies for 15 years. Mr. Alexander was formerly lead director and chair of the Audit Committee of Saxon Financial Inc. Mr. Alexander served as a director of Stuart Energy from 2003 to January 2005. From 1999 to 2004, Mr. Alexander was Executive Vice President and Chief Financial Officer of Trojan Technologies Inc., an international environmental high technology company. Mr. Alexander’s financial expertise and corporate experience including responsibility for the Human Resource function while at Trojan Technologies Inc., in addition to his extensive knowledge of the business, assist him in assessing appropriate executive compensation based on the Corporation’s performance. Mr. Alexander is a Chartered Accountant and is a member of the Institute of Chartered Accountants in Scotland and Ontario.  He is also a Chartered Director, having graduated from the Director’s College, a joint venture between McMaster University and the Conference Board of Canada. Mr. Alexander resides in Ontario, Canada.

Board/Committee Membership	Overall Attendance 100%		Securities Held					Total Value of Securities
			Shares	DSUs	RSUs	Stock Options	Total Securities
Board of Directors, Chairman Human Resources and Corporate Governance Committee Audit Committee	8 of 8 4 of 4 5 of 5	100% 100% 100%	998	42,632	Nil	Nil	43,630	$359,948

Michael Cardiff

Michael Cardiff joined our Board of Directors in November 2007. Currently, Mr. Cardiff is National Vice President General Business of SAP Canada. Prior to holding that position, Mr. Cardiff held numerous senior positions in a number of technology companies including large multinationals such as EDS and IBM as well as startup companies such as Fincentric, Convergent Technologies, Tandem, and Stratus Computer. Mr. Cardiff has also served as a director of Burntsand Inc., Descartes Systems Group, Husky Injection Molding Systems, Solcorp, Visible Genetics, Spectra Security Software Visible Decisions and the Toronto Film Festival, Roy Thomson Hall. Mr. Cardiff has a strong base of experience in executive compensation and the experience necessary to guide the Human Resource and Corporate Governance Committee on its compensation policies and practices. Mr. Cardiff has received many awards including “A Canadian Export Life Time Achievement Award.” In 1998, Mr. Cardiff was named one of Canada’s “Top 40 Under 40,” recognizing him as one of the nation’s most successful young leaders. Mr. Cardiff is a member of, and holds the ICD.d designation from the Institute of Corporate Directors. Mr. Cardiff resides in Ontario, Canad

Board/Committee Membership	Overall Attendance 100%		Securities Held					Total Value of Securities
			Shares	DSUs	RSUs	Stock Options	Total Securities
Board of Directors Human Resources and Corporate Governance Committee, Chair Audit Committee	8 of 8 4 of 4 5 of 5	100% 100% 100%	Nil	20,417	Nil	Nil	20,417	$168,440

Joseph Cargnelli

Joseph Cargnelli is one of our founders and served as a director from January 1996 to January 2005, when he resigned in connection with the closing of the Stuart Energy acquisition. Mr. Cargnelli was re-elected at the meeting of shareholders on May 17, 2005. Mr. Cargnelli served as our Treasurer from January 1996 until July 2000.  Mr. Cargnelli was appointed as our Vice President, Technology in July 2000.  His title was changed to Chief Technology Officer in April 2003.  Mr. Cargnelli earned both a Masters of Applied Science degree in Mechanical Engineering and a Bachelor of Applied Science degree in Mechanical Engineering from the University of Toronto.  From April 1992 to April 1993, Mr. Cargnelli served as a Research Engineer with the Laboratory of Advanced Concepts in Energy Conversion Inc., a laboratory engaged in the research, development and demonstration of alkaline fuel cells and hydrogen storage methods.  Mr. Cargnelli is a member of the Professional Engineers of Ontario.  Mr. Cargnelli resides in Ontario, Canada.

Board/Committee Membership	Overall Attendance 88%		Securities Held					Total Value of Securities
			Shares	PSUs	RSUs	Stock Options	Total Securities
Board of Directors	7 of 8	88%	156,100	24,015	56,574	64,500	301,189	$2,484,809

Henry J. Gnacke

Henry J. Gnacke joined our Board of Directors in May 2008. Mr. Gnacke is a Director at  Variety Foods Services Inc. He is also a senior advisor to Mobias Motors and is currently a Senior Director at OHorizons LLC., a corporate advisory firm, specializing in acquisitions and operations in the Automotive sector. Formerly, Mr. Gnacke was the Executive Director, Global Purchasing Supply Chain at General Motors Corporation. He was responsible for Alternative Propulsion Technologies and specifically Fuel Cell propulsion and storage systems. Mr. Gnacke has over 30 years of experience and has held numerous positions at General Motors Corporation, including several international assignments in the Middle East, Asia and Europe. As a senior representative of General Motors Corporation, Mr. Gnacke is well positioned to provide guidance in making compensation related decisions. Mr. Gnacke is the nominee of General Motors Corporation in connection with our strategic alliance with General Motors Corporation. Mr. Gnacke is a Chartered Director (C.Dir), having graduated from Director’s College in 2012.  Mr. Gnacke resides in Michigan, U.S.A.

Board/Committee Membership	Overall Attendance 100%		Securities Held					Total Value of Securities
			Shares	DSUs	RSUs	Stock Options	Total Securities
Board of Directors Human Resources and Corporate Governance Committee	8 of 8 4 of 4	100% 100%	Nil	13,730	Nil	Nil	13,730	$113,273

Norman M. Seagram

Norman M. Seagram has served as Chairman of our Board of Directors from July 2000 to December 2006, as Lead Director from January 2007 to September of that year, and subsequently as Chairman until May 2009. Mr. Seagram was President of Sportsco International LP (SkyDome) from February 2001 to March 2003.  From September 1996 to May 1997, Mr. Seagram was President and Chief Executive Officer of Molson Inc. (now Molson Coors), a company he had previously served for 24 years in a variety of senior management positions.  From October 1992 to August 1996, Mr. Seagram was Chairman and Chief Executive Officer of Air Liquide Canada, Inc., a producer of industrial gases.  Mr. Seagram is Chairman of the Toronto Symphony Foundation, a trustee of Trinity College School and the Toronto Symphony Foundation, and he is a director of Harbourfront Foundation.  He has served on the advisory board of the Faculty of Applied Science and Engineering, University of Toronto and INSEAD, Fontainebleau, France. He is a former director of the Toronto Economic Development Corporation (TEDCO). In these roles, Mr. Seagram has been involved in the management and development of multi-disciplinary teams, including the determination and assessment of appropriate employee compensation. Mr. Seagram resides in Ontario, Canada.

Board/Committee Membership	Overall Attendance 100%		Securities Held					Total Value of Securities
			Shares	DSUs	RSUs	Stock Options	Total Securities
Board of Directors Human Resources and Corporate Governance Committee Audit Committee, Chair	8 of 8 4 of 4 5 of 5	100% 100% 100%	1,428	49,175	Nil	Nil	50,603	$417,475

Don Lowry

Don Lowry was appointed to the Board of Directors in January 2013.  Mr. Lowry is currently President and Chief Executive Officer of EPCOR Utilities Inc., an Edmonton, Alberta based utility that owns and operates electrical distribution networks and water and wastewater treatment facilities in Alberta, Arizona and New Mexico.  Mr. Lowry is also Board Chair of Capital Power Corporation and Canadian Oil Sands Limited and is a director of the Canadian Electricity Association and the Telus Community Investment Board. Mr. Lowry was previously a Board member at Hydrogenics from 2000-2007. Mr. Lowry resides in Alberta, Canada.

Board/Committee Membership	Overall Attendance		Securities Held					Total Value of Securities
			Shares	DSUs	RSUs	Stock Options	Total Securities
Board of Directors	N/A	N/A	Nil	477	Nil	Nil	Nil	$3,935

Daryl Wilson

Daryl Wilson was appointed President and Chief Executive Officer in December 2006. Prior to joining Hydrogenics, Mr. Wilson held senior leadership positions at Royal Group Technologies Inc., ZENON Environmental Inc., TOYOTA and DOFASCO Inc. Mr. Wilson is a Director of ATS Automation Tooling Systems Inc. In 1990, Mr. Wilson earned an MBA from McMaster University in Operations Management/Management Science. Mr. Wilson is a Professional engineer and holds a Bachelor’s degree in Chemical Engineering from the University of Toronto. Mr. Wilson is a Chartered Director (C.Dir), having graduated in 2009 from Director’s College. Mr. Wilson resides in Ontario, Canada.

Board/Committee Membership	Overall attendance 100%		Securities Held					Total Value of Securities
			Shares	PSUs	RSUs	Stock Options	Total Securities
Board of Directors	8 of 8	100%	4,000	78,636	108,989	185,399	377,024	$2,544,912

Corporate Cease Trade Orders or Bankruptcies

No proposed director is, as of the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Corporation), that:

(a)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “order”) that was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer;

(b)
was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(c)
while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings,arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Board of Directors Meetings Held and Attendance of Directors

Our Board has an Audit Committee and a Human Resources and Corporate Governance Committee. The information presented below reflects Board and committee meetings held and the attendance of directors for the year ended December 31, 2012.

Summary of Board and Committee Meetings Held

Board of Directors	8
Audit Committee	5
Human Resources and Corporate Governance Committee	4

Summary of Attendance of Directors

	Board Meetings		Audit Committee		Human Resources and Corporate Governance Committee
Name	(8 meetings)		(5 meetings)		(4 meetings)
Douglas S. Alexander(1)	8	100%	5	100%	4	100%
Michael Cardiff(2)	8	100%	5	100%	4	100%
Joseph Cargnelli	7	88%	--	--	--	--
Henry J. Gnacke(1)	8	100%	--	--	4	100%
Norman M. Seagram(3)	8	100%	5	100%	4	100%
Daryl Wilson	8	100%	--	--	--	--

Notes:

(1)	Member of each of the Audit Committee and the Human Resources and Corporate Governance Committee.

(2)	Chair of the Human Resources and Corporate Governance Committee and member of the Audit Committee.

(3)	Chair of the Audit Committee and member of the Human Resources and Corporate Governance Committee.

Statement of Corporate Governance Practices

Board of Directors

Our Board of Directors has plenary power from shareholders to manage, or supervise the management of, the business and affairs of the Company.  Our Board shares the belief that its role is to act in the best interests of the Company.  The focus of the Board is to provide objective, prudent guidance to our management.  Through management, the Board ensures appropriate processes are in place and are operating effectively and being monitored.  The Board’s responsibility to shareholders is demonstrated by its commitment to effective corporate governance and disclosure.

Our Board of Directors understands strong governance frameworks are critical not only to ensure organizational compliance and effectiveness, but increasingly to meet capital market expectations.  The Board, through the Human Resources and Corporate Governance Committee, continues to monitor governance reforms and implement changes to our governance practices as necessary to comply with SOX, any new rules issued by the United States Securities and Exchange Commission (“SEC”), the Nasdaq Global Market (“Nasdaq”), the Canadian Securities Administrators (the “CSA”), the Toronto Stock Exchange (“TSX”), other applicable regulatory authorities, and industry best practice.

Five of the Company’s directors are “independent.”  The Board’s determination as to each director’s independence is made with reference to definitions under applicable securities laws and stock exchange regulations. The Board considers Douglas S. Alexander, Michael Cardiff, Henry J. Gnacke, Donald Lowry and Norman M. Seagram to be independent directors.  The Board of Directors does not consider Joseph Cargnelli and Daryl Wilson to be independent directors.  The Board considers Daryl Wilson to be related by virtue of his being President and Chief Executive Officer of the Company and Joseph Cargnelli to be related by virtue of his being Chief Technology Officer of the Company. See background information regarding each of our directors under the heading “Business of the Meeting - Election of Directors” for information regarding the boards of other issuers on which they presently act as directors and “Board of Directors Meetings Held and Attendance of Directors” for the attendance record of each director for all Board and committee meetings held since the beginning of the most recently completed financial year.

Pursuant to the subscription agreement we entered into with CommScope on August 12, 2010, for so long as CommScope beneficially owns at least 20% of the outstanding Shares, CommScope is entitled to appoint one non-voting observer to the Board of Directors. Jim Bowen is the observer appointed by CommScope.

Pursuant to the subscription agreement we entered into with Enbridge on April 20, 2012, for so long as Enbridge owns at least 5% of the outstanding Shares, Enbridge is entitled to appoint one non-voting observer to the Board of Directors.  Chuck Szmurlo is the observer appointed by Enbridge.

In order to facilitate open and candid discussions among independent directors, independent directors may meet, at their entire discretion, at the end of each regularly scheduled Board meeting, in an in camera session without the non-independent members present.  In addition, from time to time, the independent directors will have a special meeting with only independent directors. During the year, the Board held 8 meetings, all of which were regularly scheduled. During the regularly scheduled meetings, 8 in camera sessions were held.

In addition, we believe the fact that our Audit Committee and Human Resources and Corporate Governance Committee are both composed entirely of independent directors facilitates the Board’s exercise of independent judgment.

Board Mandate

The Board of Directors has adopted a written mandate for the Board (the “Mandate of the Board of Directors”) to confirm and enhance the Board of Directors’ ongoing duty and responsibility for stewardship of the Company.  The Mandate of the Board of Directors is set forth in Appendix A.  The Board of Directors is ultimately responsible for supervising the management of the business and affairs of the Company and, in doing so, is required to act in the best interests of the Company. The Board of Directors generally discharges its responsibilities either directly or through the Audit Committee and the Human Resources and Corporate Governance Committee. Specific responsibilities of the Board of Directors set out in the Mandate of the Board of Directors include:

•
Appointing Management – including approval of the Chief Executive Officer and the Chief Financial Officer, the compensation of the Chief Executive Officer and the oversight of succession planning programs;

•	Strategic Planning – including the review and approval of the Company’s business, financial and strategic plans on at least an annual basis;

•
Monitoring of Financial Performance – including the review of the Company’s ongoing financial performance and results of operations and review and approval of the Company’s audited and interim consolidated financial statements and management’s discussion and analysis of financial conditions and results of operations (“MD&A”);

•	Risk Management – including the identification of the Company’s principal business risks and the implementation of appropriate systems to effectively monitor and manage such risks;

•	Establishing Policies and Procedures – including the approval and monitoring of all policies and procedures including those related to corporate governance, ethics and confidentiality;

•	Communication and Reporting – including the oversight of the timely and accurate disclosure of financial reports and other material corporate developments; and

•
Other Responsibilities – including those related to position descriptions, orientation and continuing education, nomination of directors and Board evaluations and matters in respect of any disposition, material commitment or venture, or significant expenditure in either monetary or business terms.

Position Descriptions

The Board has approved written position descriptions for the Chief Executive Officer, the Chair of the Board and the chairs of each of the Board’s committees.The Human Resources and Corporate Governance Committee is responsible for reviewing and making recommendations to the Board regarding position descriptions for each of the Chairman, committee chairs and the Chief Executive Officer.

The Chairman of the Board of Directors is responsible for the functioning of the Board including, among other things, determining the agenda for each meeting of the Board of Directors, ensuring directors are kept informed of appropriate corporate matters, chairing the meetings and acting as a key liaison between the Board and senior management.

Chairs of Board committees are responsible for, among other things, scheduling, setting agendas for and presiding over committee meetings and acting as liaison between the committee and the Board.

The Chief Executive Officer is responsible for, among other things, overseeing the day-to-day business affairs of the Company, recommending to the Board the strategic plan and annual business plan and budgets and supervising senior management.

Orientation and Continuing Education

Pursuant to the Mandate of the Board of Directors, it is the responsibility of the Board to provide an orientation program for new directors and ongoing educational opportunities for all directors. The Board of Directors, upon the recommendation of the Human Resources and Corporate Governance Committee, adopted a written policy on director orientation and continuing education (the “Board Education Policy”). Under the Board Education Policy, newly appointed directors attend an orientation session designed to familiarize them with the Company’s business and operations (including the Company’s reporting structure, strategic plans, significant financial, accounting and risk issues, and compliance programs and policies), management and external auditors. New directors also have an opportunity to meet with management and other members of the Board of Directors to familiarize themselves with the business of the Company and their responsibilities as members of the Board of Directors. New directors are also provided with a manual containing, among other things, a record of historical public information as well as copies of the Mandate of the Board of Directors and the committees’ charters and corporate policies. Under the Board Education Policy, the Board will, from time to time, arrange for presentations by key personnel or qualified outside consultants concerning topics relating to the Company’s business, changes to the Company’s legal and regulatory framework and corporate and board governance. The Board also encourages directors to attend external continuing education programs designed for directors of public companies and offers some financial support in this regard. Five of the directors have completed formal director education programs.

Ethical Business Conduct

The Company has adopted a written Code of Business Conduct and Ethics (the “Code”) which governs the behaviour of our directors, officers and employees.  The Code also includes provisions required by SOX that are applicable to our Chief Executive Officer, Chief Financial Officer and other senior financial officers.  The Board, through the Human Resources and Corporate Governance Committee, oversees compliance with the Code.  Any deviations from, or amendments to, the Code will be publicly disclosed.  The Code is accessible on our investor relations web page at www.hydrogenics.com.

Nomination of Directors and Compensation

The Board has a Human Resources and Corporate Governance Committee composed entirely of independent directors.  See the Human Resources and Corporate Governance Committee charter at Appendix B for a description of the responsibilities, powers and operation of the Human Resources and Corporate Governance Committee.

Annually, the Human Resources and Corporate Governance Committee assesses the size of the Board of Directors, the competencies, skills and personal qualities required of the Board of Directors in order to add value to the Company, and the competencies, skills and personal qualities of existing directors.  Based on this assessment, the Human Resources and Corporate Governance Committee will consider whether to recommend any changes to the composition of the Board of Directors, including proposing nominations to the Board for approval.  When required, the Human Resources and Corporate Governance Committee will evaluate potential candidates for serving as a director having regard to the background, employment and qualifications of possible candidates and will consider whether the candidate’s competencies, skills and personal qualities are aligned with the Company’s needs.

In fulfilling its charter, the Human Resources and Corporate Governance Committee’s role also includes reviewing and reporting to the Board on: human resource planning, including the terms of the compensation packages provided to the Company’s employees; succession planning and senior management appointments; the levels and form of executive compensation in general; and the specific compensation of senior executives, including the annual compensation of the President and Chief Executive Officer. The committee also administers the Company’s Omnibus Incentive Plan (“Omnibus Plan”), old stock option plan (“Old Option Plan”), old restricted share unit plan (“Old RSU Plan”) and deferred share unit plan (“DSU Plan”) and reviews and makes recommendations to the Board regarding the annual compensation of non-employee directors.

Report of the Human Resources and Corporate Governance Committee

The Human Resources and Corporate Governance Committee ensuresthe Company develops and implements an effective and efficient approach to corporate governance and has a plan for the continuity of its officers and an executive compensation plan that is motivational and competitive, which will attract, retain and inspire executive management and other key personnel.

The committee ensures the Company’s business and affairs are carried out in a transparent manner that will enhance shareholder value.  The committee assesses the effectiveness of the Company’s corporate governance processes and compensation policies and, where appropriate, makes recommendations with respect to the implementation, development and modification with respect to these processes and policies.

In 2012, the Human Resources and Corporate Governance Committee, in fulfilling its responsibilities, took the following measures:

•	reviewed and approved, on an aggregate basis, the total compensation of all employees of the Corporation and all subsidiaries of the Corporation;

•
reviewed and approved corporate goals and objectives relevant to Chief Executive Officer compensation, evaluated the Chief Executive Officer’s performance in light of those goals and objectives, and set the Chief Executive Officer’s compensation level based on this evaluation;

•
reviewed the Chief Executive Officer’s evaluation of the performance of the other officers of the Corporation and such other senior management and key employees of the Corporation or any subsidiary of the Corporation as identified to the Human Resources and Corporate Governance Committee by the Board (collectively, the “Designated Executives”) and reviewed the Chief Executive Officer’s recommendations with respect to the amount ofcompensation to be paid to the Designated Executives;

•	reviewed and assessed the competitiveness and appropriateness of, and approved the compensation package of, each of the Designated Executives;

•
reviewed and approved any employment contracts or arrangements with each of the Designated Executives, including any retiring allowance arrangements or any similar arrangements to take effect in the event of a termination of employment;

•	reviewed and recommended to the Board compensation policies and processes and, in particular, the compensation policies and processes for the Designated Executives;

•
in determining the long-term incentive component of the Chief Executive Officer’s compensation and each Designated Executive’s compensation, considered the Corporation’s performance and relative shareholder return, the value of similar incentive awards to executives at comparable companies, and the awards given to executives of the Corporation in past years;

•
made recommendations to the Board with respect to incentive compensation and equity-based plans, including the design and adoption of the Omnibus Plan, and reviewed and made recommendations with respect to the performance or operating goals for participants in such plans;

•
administered, approved and ratified awards under incentive compensation and stock plans, including amendments to the awards made under any such plans, and reviewed and monitored awards under such plans;

•	made recommendations to the Board regarding the annual compensation of non-employee directors;

•	reviewed and reported to the Board on the appropriateness of the succession planning of the Corporation, including appointing, training and monitoring senior management;

•	reviewed the significant human resources policies, plans and programs of the Corporation to ensure they are supportive of the Corporation’s near and long-term strategies; and

•
undertook on behalf of, and in an advisory capacity to, the Board such other initiatives as were considered necessary or desirable to assist the Board in discharging its responsibility to ensure appropriate human resources development, performance evaluation, compensation and management development programs are in place and operating effectively.

The Human Resources and Corporate Governance Committee met 4 times in 2012. The Human Resources and Corporate Governance Committee is satisfied that it has fulfilled its charter during the year ended December 31, 2012.

(Signed) Michael Cardiff
Chair, Human Resources and Corporate Governance Committee

Other Committee Assessments

The Human Resources and Corporate Governance Committee is responsible for supervising the assessment of the effectiveness of the Board of Directors as a whole and each committee of the Board of Directors, for evaluating the performance of the Chairman of the Board, the Chair of each committee and, as necessary, the performance and contribution of individual directors.  The process generally involves the Human Resources and Corporate Governance Committee assigning the task of conducting a survey of directors (with respect to their views on the effectiveness of the Board of Directors, Chairman of the Board, each committee of the Board and its Chair and individual directors).  The form of the survey is approved by the Human Resources and Corporate Governance Committee. The results of the survey are communicated in writing to the Chairman of the Board and the Chairman then reports the overall results and the Chairman’s recommendations to the Board.  The Chairman also meets in person or by telephone, as necessary, with each Board member to confidentially discuss his peer evaluation.  The Chairman also meets with the Chair of the Human Resources and Corporate Governance Committee to review the results of the survey prior to the Human Resources and Corporate Governance Committee meeting to finalize its recommendations for Board and committee nominations.  The Chair of the Human Resources and Corporate Governance Committee meets with the Chairman of the Board to discuss the Chairman’s performance assessment.

Expectations of Management

The Board expects management to manage the business effectively in accordance with the strategic plan and policy directions approved by the Board.  Management is expected to fully inform the Board of its performance in relation to these plans and of any events that may affect these plans, and propose remedial or alternative actions to the Board.

Communications Policy

In response to the Regulation on Fair Disclosure promulgated by the SEC, as well as other related regulatory initiatives, we have adopted a Communications and Disclosure Policy (the “Policy”), which reflects our commitment to providing timely and accurate corporate information to investors, including shareholders, and to the general public.  The Policy requires prompt general disclosure of any material information and sets out the procedures to be followed in communicating with investors, analysts and the media, including analyst conferences via webcast over the Internet.  The Policy is accessible on our investor relations web page at www.hydrogenics.com. Inquiries from shareholders are responded to by our President and Chief Executive Officer, Chief Financial Officer or other appropriate officers of the Company.  We maintain regular communication with the financial and investment community through industry analyst briefings by our Chief Executive Officer and Chief Financial Officer on at least a quarterly basis.  Our quarterly earnings conference calls are webcast over the Internet and are accessible for a limited period of time on our investor relations web page at www.hydrogenics.com.

Disclosure Committee

The Disclosure Committee was formed in November 2002.  The committee’s membership includes the President and Chief Executive Officer, Chief Financial Officer and other members of senior management.  The primary purpose of the committee is to establish, maintain, review and evaluate our disclosure controls and procedures, consider the materiality of information and ensure compliance with disclosure obligations on a timely basis.  The committee also supports the executive officers certifying under SOX and facilitates the procedures whereby all material information that could be required to be disclosed is accumulated, verified and communicated to the committee, senior management and our Board in a timely manner.

Director Share Ownership Guidelines

We have established director share ownership guidelines that require each of our directors to hold Shares or DSUs equal to three times the director’s annual cash retainer within three years of his initial appointment.  The value of the directors’ Shares or DSUs are measured at either the year-end Share price, or a director’s acquisition cost of Shares and initial grant price of DSUs.

Whistleblower Procedures

We have implemented specific whistleblower procedures to facilitate the confidential, anonymous reporting by employees of any concerns or complaints regarding accounting, internal controls and auditing matters.  A copy of these procedures is posted on our investor relations web page at www.hydrogenics.com.

Audit Committee Report

Our Board of Directors has delegated to the Audit Committee responsibility for assisting the Board in its oversight role with respect to the quality and integrity of financial information and reporting disclosure, risk management, the performance, qualifications and independence of the external auditors and legal and regulatory compliance.  The Audit Committee regularly meets in camera to review management’s financial stewardship.  The Audit Committee consists entirely of unrelated, independent and financially literate directors.

During the past year, the Audit Committee, in fulfilling its responsibilities, took the following measures:

•
reviewed and discussed with management and the registered public accountants the Corporation’s annual audited consolidated financial statements, including disclosures made in management’s discussion and analysis (“MD&A”) and recommend to the Board whether the audited consolidated financial statements should be included in the Corporation’s annual report;

•
reviewed and discussed with management and the registered public accountants the Corporation’s quarterly consolidated financial statements, including disclosures made under the MD&A or similar disclosures, prior to the filing of its quarterly report;

•
reviewed and discussed with management and the registered public accountants the financial information and consolidated financial statements contained in any prospectus, registration statement, annual information form, circular or other material disclosure document of the Corporation, in each case, prior to the filing of such documents;

•
reviewed and discussed with management and the registered public accountants, as applicable: (i) major issues regarding accounting principles and consolidated financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting principles, and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies; (ii) analyses prepared by management or the registered public accountants setting forth significant financial reporting issues and judgments made in connection with the preparation of the consolidated financial statements, including analyses of the effects of alternative International Financial Reporting Standards (“IFRS”) methods on the consolidated financial statements; (iii) any management letter provided by the registered public accountants and the Corporation’s response to that letter; (iv) any problems, difficulties or differences encountered in the course of the audit work, including any disagreements with management or restrictions on the scope of the registered public accountants’ activities or on access to requested information and management’s response thereto; (v) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the consolidated financial statements of the Corporation; and (vi) earnings press releases, as well as financial information and earnings guidance (generally or on a case-by-case basis) provided to analysts and rating agencies;

•
discussed with management the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation’s risk assessment and risk management policies;

•
obtained and reviewed a report from the registered public accountants regarding: (i) the registered public accountants’ internal quality control procedures; (ii) any material issues raised by the most recent quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; (iii) any steps taken to deal with any such issues; and (iv) all relationships between the registered public accountants and the Corporation;

•
evaluated the qualifications, performance and independence of the registered public accountants, including a review and evaluation of the lead partner of the registered public accountants and taking into account the opinions of management;

•	ensured that the lead audit partner of the registered public accountants and the audit partner responsible for reviewing the audit are rotated at least every five years as required by SOX;

•
discussed with management and the registered public accountants any accounting adjustments that were noted or proposed by the registered public accountants but were passed (as immaterial or otherwise);

•
established procedures for: (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential,anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

•
reviewed disclosures made by the Corporation’s principal executive officer or officers and principal financial officer or officers regarding compliance with their certification obligations as required under SOX and the rules promulgated thereunder, including the Corporation’s disclosure controls and procedures and internal controls for financial reporting and evaluations thereof;

•	reviewed with management and approved the Corporation’s investment policies for its securities portfolio and reviewed the portfolio management performance; and

•
reviewed the performances of the Chief Financial Officer and other senior executives involved in the financial reporting process, reviewed financial and accounting personnel succession planning within the Corporation and, where possible, consulted on the appointment of, or departure of, individuals occupying these positions.

The Audit Committee met 5 times in 2012. The Audit Committee is satisfied that it has fulfilled its charter during the year ended December 31, 2012.

Additional information concerning the Audit Committee, including the relevant education and experience of its members is disclosed in the Company’s 20-F dated March 8, 2013 under the heading “Directors, Senior Management and Employees - Audit Committee,” which has been filed in Canada as our AIF.

(signed) Norman M. Seagram

Chair, Audit Committee

Compensation of Executive Officers and Directors

As the Company reports its financial results in U.S. dollars, the following discussion is prepared showing U.S. dollars, except as otherwise noted, notwithstanding that the currencies in which the Named Executive Officers (as defined below) are paid in Canadian dollars and euro. The average exchange rates for the year ended December 31, 2012, for the purposes of the following disclosure, are US$1 = CA$0.9996, and US$1 = 0.77euro.

The following compensation discussion and analysis is intended to supplement the more detailed information concerning compensation of executive officers and directors that appears in the tables that follow. Our goal is to provide a better understanding of our compensation practices and decisions made concerning the compensation payable to our executive officers and directors for 2012.

Compensation Discussion and Analysis

The Human Resources and Corporate Governance Committee administers the Company’s executive compensation program for executive officers, including with respect to our President and Chief Executive Officer, our current, former and former interim Chief Financial Officer and our three most highly compensated executives, other than the President and Chief Executive Officer and Chief Financial Officer (collectively, the “Named Executive Officers”), as listed below:

•	Daryl Wilson ― President and Chief Executive Officer;
•	Robert Motz ― Chief Financial Officer and Corporate Secretary;
•	Jennifer Barber― former Chief Financial Officer and Corporate Secretary;
•	Kelly Demerino ― former interim Chief Financial Officer and Corporate Secretary;
•	Joseph Cargnelli ― Chief Technology Officer;
•	Wido Westbroek ― Vice President, Sales and Marketing; and
•	Filip Smeets ― General Manager, OnSite Generation.

Objectives of Executive Compensation Program

The committee has primary responsibility for determining executive remuneration and for the design and review of the Company’s compensation plans.  In fulfilling this role, the committee seeks to:

•	provide total compensation that is closely linked to the Company’s performance and to individual performance;

•	align the interests of the Company’s executive officers with those of its shareholders through potential stock ownership; and

•
ensure compensation and benefits are at levels such that the Company is able to attract and retain the caliber of executives and officers it needs to achieve its desired growth and performance targets.

The Human Resources and Corporate Governance Committee continuously monitors compensation structures against trends in the industry. In addition, at least on an annual basis, as part of a broad risk assessment program, the Board of Directors reviews the implications of the risks associated with the Company’s compensation policies and practices.  The Board of Directors has concluded that they do not encourage executive officers to take inappropriate and excessive risks. As discussed below, a significant portion of variable compensation for executives is deferred, to maintain focus of the executives on sustained long term performance.

As well, the Company has adopted a policy which prohibits executives and members of the Board of Directors from purchasing financial instruments that are designed to hedge or offset a decrease in the market value of equity securities granted as compensation.

Elements of Executive Compensation Program

Our executive compensation program has three principal components:

•	base salary;
•	short-term incentive (paid in cash); and
•	long-term, equity based incentives.

We believe this variable compensation encourages high performance, promotes accountability and ensures that the interests of our executive officers are aligned with the interests of shareholders by linking individual performance and increases in shareholder value. Each of the components’ specified objectives are set forth below.

The Company also offersall employees and Named Executive Officers certain benefits, such as short-term disability income benefits, long-term disability income benefits, healthcare, dental care, survivor benefits, dependent coverage, employee life insurance, dependent life insurance, accidental death, dismemberment and specific loss insurance, which form an integral part of the total compensation offered by the Company.

Base Salary

The objectives of base salary are to recognize market pay, acknowledge competencies and skills of individuals and reward individual contribution.  The annual base salary for each of our Named Executive Officers (other than Ms. Demerino) was initially determined at the time of hire based on a number of customary factors, and is documented in an employment agreement provided to the executive officer (see also “Summary Compensation Table ― Employment Agreements”).  As Ms. Demerino was Interim Chief Financial Officer for a short period of time (18 days), the provisions of the executive compensation program did not apply to her).

Short-term Incentives

We provide a short-term incentive plan in which the Named Executive Officers, as well as other managers and employees, participate. This incentive plan is intended to reward achievement of short-term financial performance and milestones and focus on key financial, strategic and other business objectives.  Pursuant to the short-term incentive plan, we have established layers of performance incentives up to certain percentages of base salary based on market benchmarking. In landmark years, the committee may elect to award a “stretch maximum” of 100% of base salary. The percentage that an executive is awarded is based on the achievement of corporate objectives, the achievement of business unit objectives and the achievement of individual objectives. Certain Named Executive Officers have employment agreements with us that modify our short-term incentive compensation (see “Summary Compensation Table ― Employment Agreements”).

For 2012, the target bonuses were equal to 50% for each of President and Chief Executive Officer, Chief Financial Officer and Corporate Secretary, and Chief Technology Officer, and 100% for the Vice President Sales and Marketing, and up to 35,000 euro for the General Manager, OnSite Generation.

Long-term Incentives

Long-term compensation is designed to focus executives’ attention on the long-term interests of the Company and its shareholders.  In 2012, the Company implemented a new Omnibus Plan which was approved by shareholders at the 2012 Annual and Special Meeting held on May 7, 2012.  A maximum of 660,564 Shares are available for issuance and granting of awards under the Omnibus Plan, representing 10% of the Company’s issued and outstanding Shares at that time.

The evolution of the employment marketplace has contributed to the continuing development of innovative compensation practices involving several alternative forms of equity-based incentives. In view of these developments, the Omnibus Plan that permits the grant of stock options and restricted share units (“RSUs”) and performance share units (“PSUs” and together with RSUs, “Share Units”) settled in Shares  provides the Company with a flexible and dynamic long-term incentive compensation structure that; (i) allows for the implementation of potential performance vesting conditions; (ii) removes the link between stock option awards and short-term performance; and (iii) eliminates the requirement for cash settlement under the previous RSU plan, thereby eliminating both cash flow and earnings volatility resulting from the former plan.

Prior to the adoption of the Omnibus Plan in 2012, the Company had an Old Option Plan and an Old RSU Plan. Upon the adoption of the Omnibus Plan, grants under these plans have now been frozen and no further grants or awards will be made under such plans. However, the Old Option Plan and the Old RSU Plan will continue in effect for so long as and solely to the extent necessary to administer previously-granted awards that remain outstanding under such plans. See “Long-Term Incentives – Periods Prior to 2012” below for a description of the Old Option Plan and the Old RSU Plan.

Stock Options

Under the Omnibus Plan, the Board may grant stock options to any participant at any time. The exercise price for stock options will be determined by the Board, but may not be less than the fair market value of a Share (being the closing price of Shares on the TSX on the last trading day on which the Company’s Shares were traded occurring immediately prior to the applicable date, or if the Shares are not then traded on the TSX, as determined by the Board in its discretion) (the “Market Value”) on the date the stock option is granted, except in circumstances where the stock option is granted in exchange for another stock option, subject to TSX approval if required.

Stock options will vest and become exercisable as to one third of the stock option on each anniversary of the date of grant for the three years following the date of grant, unless otherwise specified in such participant’s option agreement.

Stock options must be exercised within a period fixed by the Board that may not exceed ten years from the date of grant, except in a case where the expiry period falls during a blackout period, in which case the expiry period will be automatically extended until ten business days after the end of the blackout period. The Omnibus Plan also provides for earlier termination of stock options on the occurrence of certain events, including but not limited to, termination of a participant’s employment.

Share Units

The Board may grant Share Units under the Omnibus Plan to any participant (other than directors) at any time. The terms and conditions of grants of Share Units, including the quantity, type of award, award date, vesting conditions, applicable vesting periods and other terms and conditions with respect to the award, as determined by the Board, will be set out in such participant’s RSU agreement or PSU agreement, as applicable.

Accounts will be maintained for each participant and each notional grant of Share Units, as granted to such participant from time to time, will be credited to such participant’s account. Share Units that fail to vest with respect to a participant, or that are paid out to the participant are cancelled and will be removed from such participant’s account.

Upon the vesting and settlement of a Share Unit, the number of Shares covered by the Share Unit will be issued from treasury by the Company as fully paid non-assessable Shares, valued at not less than fair market as at the date of issuance (the “Issue Date”). If a participant gives notice to the Company, on or before the Issue Date, of its election to receive cash pertaining to a Share Unit, the Company, with the approval of the Board, may agree to pay an amount in cash equal to the aggregate Market Value of the Shares to be issued in place of issuing to the participant Shares under the Share Unit.

In the case of PSUs, if the performance-related conditions in respect of the vesting of Share Units determined by the Board at the time of granting the award (the “Performance Vesting Conditions”) with respect to a fiscal year are not met during such fiscal year (the “Shortfall Year”), the PSUs which were scheduled to vest at the end of such Shortfall Year may vest in future years, so long as in such subsequent year the Performance Vesting Conditions for such subsequent year are equal to or greater than the cumulative aggregate Performance Vesting Conditions for the Shortfall Year and subsequent year. Performance Vesting Conditions may include but are not limited to, financial or operational performance of the Company, total shareholder return, individual performance criteria or otherwise, which may be measured over a specified period.

The Omnibus Plan is also subject to the following limitations: (i) no more than 10% of the Company’s outstanding Shares may be issued under the Omnibus Plan or pursuant to any other security-based compensation arrangements of the Company during any one year period; (ii) no more than 5% of the Company’s outstanding Shares may be issued under the Omnibus Plan or pursuant to any other security-based compensation arrangements of the Company to any one person; and (iii) no more than 10% of the Company’s outstanding Shares may be issued to insiders under the Omnibus Plan or under any other security-based compensation arrangements of the Company within any one year period or be issuable to insiders at any time. In addition, with respect to stock options, no more than 1% of the Company’s outstanding Shares during the term of the Omnibus Plan may be granted to directors, in the aggregate, and the annual value of stock options granted to directors cannot exceed CA $100,000 per director.

Shareholder approval is required for the following amendments to the Omnibus Plan: (i) increasing the number of Shares reserved for issuance under the Omnibus Plan; (ii) reducing the exercise price of a stock option, except pursuant to the terms of the Omnibus Plan; (iii) extending the expiry date of an award, except the automatic extension of an award pursuant to the terms of the Omnibus Plan; (iv) extending the participation in the Omnibus Plan to non-employee directors and non-consultants; (v) permitting awards to be transferred other than by testate or intestate succession; (vi) permitting the addition or modification of a cashless exercise feature, payable in cash or Shares, unless it provides for a full deduction of the number of underlying Shares from the Omnibus Plan reserve; or (vii) permitting awards, other than those permissible under the Omnibus Plan.

As at April 1, 2013, the Company has the following securities outstanding under the Omnibus Plan:

-	Stock options – 227,347

-	PSU’s – 154,493

-	RSU’s – NIL

-	Total – 381,840

An additional 278,724 Shares remain available for future issuance pursuant to stock options or Share Unit grants under the Omnibus Plan, representing approximately 3.5% of the total number of issued and outstanding Shares.

Long Term Incentives – periods prior to 2012

Prior to the adoption of the Omnibus Plan in 2012, the Company had in place the Old Option Plan and the Old RSU Plan. Grants under these plans have now been frozen and no further grants or awards will be made under such plans.  However, the Old Option Plan and the Old RSU Plan will continue in effect for so long as and solely to the extent necessary to administer previously-granted awards that remain outstanding under such plans.

As at April 1, 2013, the Company has 329,172 stock options outstanding under the Old Option Plan. Since the Old Option Plan was adopted, options exercised resulted in the issuance of 133,309 Shares as of April 1, 2013.

Under the Old Option Plan, if an option holder’s employment or term as a director or consultant ceases as a result of the option holder’s death, retirement or disability or because of the sale of the Company that employs the option holder, or towhich the option holder is a director or consultant, all options vest immediately and may be exercised for 180 days (or, if earlier, to the end of the term). If an option holder’s employment or term as a director or consultant is terminated without cause the option holder’s options that are vested or that would otherwisehave vested within the reasonable or contractual notice period may be exercised for 90 days (or, if earlier, to the end of the term). If an option holder’s employment or term as a director or consultant is terminated by voluntary resignation, vested options may be exercised for 90 days (or, if earlier, to the end of the term) and unvested options are cancelled. If an option holder’s employment or term as a director or consultant is terminated for cause, all options are immediately cancelled. Notwithstanding the foregoing, but subject to applicable securities laws, the Board of Directors may, at its discretion, permit the exercise of any or all options held by an option holder in the manner and on the terms authorized by the Board, provided the Board may not authorize the exercise of an option beyond ten years from the date of grant, excluding any automatic extension for an expiry date that falls in a blackout period.

Options under the Old Option Plan are non-transferable. The Board of Directors has the discretion to accelerate vesting and expiration of options in connection with a change of control of the Company, a sale of all or substantially all of the assets of the Company or a dissolution or liquidation of the Company. The Board of Directors may further take such steps it deems equitable and appropriate to adjust the number of Shares that may be acquired on the exercise of any options or the exercise price in the event the Company effects a subdivision or consolidation of the Shares, payment of a stock dividend (other than in lieu of a cash dividend), or other change in capitalization of the Company, or upon any amalgamation, continuation, reorganization involving the Company, by exchange of Shares, by sale or lease of assets or otherwise, to preserve the proportionality of the rights and obligations of the option holders.

As noted above, the Old Option plan was superseded by the Omnibus Plan and no further grants or awards will be made under such plan. However, the Old Option Plan will continue in effect for so long as and solely to the extent necessary to administer previously-granted awards that remain outstanding under such plan.

The Old RSU Plan provided for grants of RSUs to certain employees (each a ‘‘participant’’) of the Company and its affiliates. In determining the number of RSUs to be granted, the Human Resources and Corporate Governance Committee took into account such milestones and criteria as it had determined at the time of grant. An RSU is a right to receive a cash payment based on the value of a Share, subject to the vesting, forfeiture and other restrictions the Board of Directors may determine. RSUs are credited to an account in the name of theparticipant. If a dividend is paid on Shares, each participant’s RSU account is credited with additional RSUs (a ‘‘dividend RSU’’) equal to a fraction where the numerator is the product of: (i) the number of RSUs credited to the participant on the date the dividends are paid; and (ii) the dividend paid per Share, and the denominator is the closing price per Share on the TSX on the last trading day on which the Shares were traded preceding the date on which dividends are paid.

Each RSU vests no later than December 31 of the third calendar year following the calendar year in respect of which the RSU is granted or such earlier date as is determined at our Board’s discretion. RSUs are redeemed within 30 days following the vesting date (and no later than the December 31 date referencedabove), by a cash payment to the participant equal to the number of vested RSUs multiplied by the closing price per Share on the TSX on the last trading day on which the Shares were traded preceding the vesting date. A dividend RSU vests on the same day as the RSU in respect of which it was granted and is redeemed by the Company on the same date as the applicable RSU.

If a participant dies, retires or his or her employment is terminated by the Company without cause, or for disability or because of the sale of the Company that employs the participant, or to which the participant is a director or consultant, then a pro rata portion of unvested RSUs credited to the participant will vest and be redeemed. If the employment of a participant is terminated by resignation of the participant, the participant forfeits all rights to unvested RSUs. If the employment of a participant is terminated for cause, that participant forfeits all rights to vested and unvested RSUs. The Board of Directors may accelerate the vesting of RSUs in connection with a change of control.

RSUs are non-assignable. The Board of Directors determined which employees were granted RSUs; the time or times when RSUs were granted; the number of RSUs granted; and the date or dates on which RSUs will vest. The Human Resources and Corporate Governance Committee administers the Old RSU Plan.

As noted above, the Old RSU plan was superseded by the Omnibus Plan and no further grants or awards will be made under such plan. However, the Old RSU Plan will continue in effect for so long as and solely to the extent necessary to administer previously-granted awards that remain outstanding under such plan.

Determination of Compensation

In reviewing and recommending executive compensation in 2012, the Human Resources and Corporate Governance Committee examined the base salary, short-term incentive bonus and long-term incentive components individually and as part of a total compensation package.

Independent Consultant

On a periodic basis the Human Resources and Corporate Governance Committee engages an independent consultant to provide specific support to the committee in determining compensation for the Company’s officers and directors.  In 2011 and 2012, the Human Resources and Corporate Governance Committee retained the services of Meridian Compensation Partners, LLC as compensation consultants to provide market data on executive compensation and a technical analysis of the Company’s compensation plans and practices. Meridian Compensation Partners, LLC conducted position specific compensation reviews of certain senior officer positions in 2011 and 2012 and provided general consulting services to the Human Resources and Corporate Governance Committee. Decisions made by the Human Resources and Corporate Governance Committee are the responsibility of the committee and may reflect factors and considerations other than the information and recommendations provided by Meridian Compensation Partners, LLC. Meridian Compensation Partners, LLC also provided consultancy services to the Company with the full knowledge of the Human Resources and Corporate Governance Committee. Executive Compensation-Related Fees in 2011 and 2012 were as follows:

	2012	2011
Executive Compensation-Related Fees	$2,030	$35,838
All Other Fees	Nil	Nil

Comparator Group

The Company’s reference market for the purpose of benchmarking executive compensation includes publicly listed hydrogen and fuel cell systems developers and also alternative energy and technology companies of comparable size, complexity and market capitalization. The following companies are considered comparative companies: Active Power, Inc., Ballard Power Systems Inc., Capstone Turbine Corporation, FuelCell Energy, Inc., Maxwell Technologies Inc., Ocean Power Technologies, Inc. and Plug Power Inc. (collectively, the “comparator group”).

Determination of Amounts for each Element of Compensation

The Human Resources and Corporate Governance Committee uses as a guideline that each officer’s compensation package be in the 50th percentile of each component (base salary, short-term incentives, long-term incentives and benefits) as well as total compensation, with reference to similar positions at the comparator group.

The mix of compensation components varies by executive level, reflecting the impact executives have on Company performance. In determining the mix, adjustments are made to reflect market trends, individual performance, the executive’s role in the organization, and level of experience.  This approach allows us to differentiate salaries that reflect a range of experience and performance levels among executives and determines how the Human Resources and Corporate Governance Committee sets the salaries of the President and Chief Executive Officer and other senior executives.

With respect to the compensation levels of executive officers, other than the President and Chief Executive Officer, recommendations were submitted by the President and Chief Executive Officer for review, discussion and amendment by the Human Resources and Corporate Governance Committee. Compensation for the President and Chief Executive Officer was determined solely by the Human Resources and Corporate Governance Committee.

In all cases, compensation was determined with reference to the financial and strategic imperatives of the Company, the responsibilities of the position, the performance of the incumbent, the competitive marketplace for qualified executive talent and the compensation practices of the comparator group.  External competitiveness was measured against other comparable Canadian and U.S. organizations to ensure overall compensation was appropriate in terms of the responsibilities of executive positions in a public company.

For the President and Chief Executive Officer and Chief Financial Officer and Corporate Secretary, short-term incentive awards are determined either entirely or substantially on corporate performance.  For those executives who have specific responsibility for a particular business unit, short-term incentives are based on both that business unit’s performance and overall corporate performance.  For those executives in a corporate role, short-term incentives are determined with reference to both overall corporate performance and achievement of individual objectives.

The corporate performance objectives for fiscal 2012 included financial targets for revenue growth, sustainability, market traction, organizational effectiveness and development. Each objective is assigned a weighting. These objectives are set forth in the following table, together with highlights of our results.

2012 Performance Objectives	2012 Results
Annual Revenue Target
• Achieve budgeted revenue in 2012.	Partially met objective.
Sustainability
• End the year with at least one full year of cash requirement. • Achieve budgeted EBITDA loss target in 2012.	Exceeded objective. Did not meet objective.
Market Traction
• Arrange Large Scale Energy Storage Project. • Achieve budgeted December 31, 2012 order backlog.	Met objective. Exceeded objective.
Organizational Effectiveness and Development
• Safety - no critical or fatal injuries; lost time and medical aid frequency < 2. Develop the organization to deliver on large scale production.	Partially met objectives.

The following table summarizes the compensation mix for each of the Named Executive Officers, and the percentage of variable compensation at risk.

Executive Level	Base Salary	Performance Based Incentives		Variable Compensation
		Short- term Incentive	Long- term Incentive
President and Chief Executive Officer	40%	20%	40%	60%
Chief Financial Officer and Corporate Secretary	40%	20%	40%	60%
Chief Technology Officer	40%	20%	40%	60%
Vice President, Sales & & Marketing	40%	40%	20%	60%
General Manager, OnSite Generation	85%	15%	0%	15%

President and Chief Executive Officer Compensation

The Human Resources and Corporate Governance Committee evaluated Mr. Wilson’s 2012 performance against the corporate performance objectives set for the year, as described above. Additionally, the Human Resources and Corporate Governance Committee considered Mr. Wilson’s leadership with respect to the strategic and operational priorities established by the Board of Directors, plus the Company’s performance. Mr. Wilson’s total compensation package consists of base salary, short-term incentive bonus and long-term incentive components and is benchmarked to be in the 50th percentile of each component (base salary, short-term incentives, long-term incentives and benefits).

Mr. Wilson’s short-term incentive awards are determined entirely on corporate performance and represent 20% of his total eligible compensation. The corporate performance objectives for fiscal 2012 included financial targets for revenue growth, sustainability, market traction, organizational effectiveness and development.  As a result of having made significant accomplishments in 2012 on the above noted performance objectives, significant accomplishments were made in 2012 as follows; achieving a 117% increase in order bookings over the previous year; accomplishing the delivery of the major energy storage project to a customer; securing the strategic investment of Enbridge; signing a significant order totalling $90 million (inclusive of follow-on orders) which included an up-front payment of $10 million, and advancing market and product development efforts, particularly in the area of energy storage. Accordingly, a short-term incentive award of $249,900 representing 100% of Mr. Wilson’s target short-term incentive eligibility was made for 2012.

Mr. Wilson’s long-term incentive awards are designed to direct his attention to the long-term interest of the Company and its shareholders. The awards consist of stock option and PSU awards under our Omnibus Plan. For 2012, 59% of Mr. Wilson’s total eligible compensation was in the form of long-term incentive awards.

Composition of Human Resources and Corporate Governance Committee

The following individuals served as members of the Human Resources and Corporate Governance Committee as at December 31, 2012: Michael Cardiff, Chair, Douglas S. Alexander, Henry Gnacke and Norman M. Seagram.

Each member of the Human Resources and Corporate Governance Committee is independent under tests established by legal and stock exchange requirements to which the Company is subject.  None of the members of the Human Resources and Corporate Governance Committee is an officer, employee or former officer or employee of the Company or any of its affiliates.

Detailed information for each member of the Human Resources and Corporate Governance Committee are included under the heading “Business of the Meeting – Election of Directors.”  Of the four Human Resources and Corporate Governance Committee members (Michael Cardiff, Douglas Alexander, Henry Gnacke and Norman Seagram), all four have extensive, direct experience in the area of executive compensation through senior executive experience and possess a thorough understanding of employee and executive compensation-related matters.  The broad experience base and depth of knowledge of compensation reflected in the Human Resources and Corporate Governance Committee membership provides the capability and perspective to successfully oversee the Company’s executive compensation program.

The Human Resources and Corporate Governance Committee has reviewed and discussed with management the foregoing compensation discussion and analysis. Based on this review and discussion, the committee has recommended to the Board that the report be included in this Circular.

Michael Cardiff (Chair)
Douglas S. Alexander
Henry Gnacke

Norman M. Seagram

Performance Graph

The following graphs compare the cumulative shareholder return on our Shares (assuming CA $100 invested or US $ 100 invested, as applicable) to the cumulative total return of each of the TSX Composite Index and the Nasdaq Composite Index during the period commencing on December 31, 2007 and ending on December 31, 2012.  The closing price of our Shares on the TSX and Nasdaq on December 31, 2012 was CA $6.75 and $6.77, respectively.

The results shown in the graphs above do not reflect Hydrogenics’ trend in compensation to its Named Executive Officers. The Corporation’s market prices for its Shares are impacted by various external factors including the overall market sentiment and confidence in the future of the alternative energy technology sector.

While the total shareholder return trend does not reflect the Named Executive Officer compensation over the five year period, the achievement of other significant Corporation and individual performance milestones such as sustainability, product cost reductions, order progress and market traction, and the need to retain executive talent in a competitive market environment accounted for the level of compensation during the period.

During the period from 2007 through 2012, the annual base salaries of the President and Chief Executive Officer and the Chief Financial Officer and Corporate Secretary and each of the three highest compensated officers in each year during that period increased by an average of2%.

Option Based Awards and PSU/RSU Awards

The President and Chief Executive Officer is responsible for submitting annual option grant and PSU/RSU grant recommendations (other than with respect to grants to the President and Chief Executive Officer) to the Human Resources and Corporate Governance Committee. The Human Resources and Corporate Governance Committee considers these recommendations and determines the appropriate recommendations regarding annual option awards and PSU/RSU awards to be presented to our Board of Directors for approval. Our Board of Directors considers the Human Resources and Corporate Governance Committee’s recommendations regarding awards and, if advisable, approves these recommendations at fixed meeting dates, which are specified in advance, and these awards are effective as of the date of approval.

Our Human Resources and Corporate Governance Committee considers any grant recommendations with respect to the President and Chief Executive Officer and submits its recommendations to our Board of Directors for approval without the input of the President and Chief Executive Officer.

All options are accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Shares, the expected lives of awards of options, the fair value of the Shares, and the risk-free interest rate.

With respect to Share Units granted under the Omnibus Plan, the Share Units will vest, as determined by the Board, as set out in such participant’s RSU agreement or PSU agreement, as applicable. Share units are accounted for at their intrinsic value.

With respect to RSUs granted under the Old RSU Plan, unless otherwise determined by the Board of Directors, with the input of the Human Resources and Corporate Governance Committee, each RSU vests on a date no later than December 31 of the third calendar year following the calendar year in respect of which the RSU is granted, as is determined at our Board’s discretion. RSUs are redeemed within 30 days following the vesting date, by a cash payment to the participant equal to the number of vested RSUs multiplied by the closing price per Share on the TSX on the last trading day on which the Shares were traded preceding the vesting date. A dividend RSU vests on the same day as the RSU in respect of which it was granted and is redeemed by the Company on the same date as the applicable RSU. All RSUs are accounted for at their intrinsic value.

Summary Compensation Table

The following table provides a summary of compensation earned during the financial years ended December 31, 2012, December 31, 2011 and December 31, 2010 by the Named Executive Officers.

Name and Principal Position	Year	Salary	Share Based Awards(10)	Option Based Awards(11)	Non-Equity Incentive Plan Compensation(1)	All Other Compensation(2)	Total Compensation
		($)	($)	($)	($)	($)	($)
Daryl Wilson, (3) President & Chief Executive Officer	2012 2011 2010	422,177 388,404 354.906	491,475 194,202 217,766	411,567 182,766 Nil	249,900 194,202 63,283	2,499 2,450 2,404	1,577,619 959,574 635,955
Robert Motz, (3)(5) Chief Financial Officer and Corporate Secretary	2012	22,107	224,400	156,720	18,393	441	422,059
Jennifer Barber (3) (6) Former Chief Financial Officer and Corporate Secretary	2012 2011 2010	186,418 174,945 139,507	111,513 23,814 42,726	93,382 22,413 Nil	Nil 87,473 19,866	2,499 2.450 2,404	393,812 308,645 159,255
Kelly Demerino (3)(7) Former Interim Chief Financial Officer and Corporate Secretary	2012 2011	130,295 44,135	Nil Nil	Nil Nil	26,295 8,500	2,499 2,450	159,089 55,085
Joseph Cargnelli, (3) Chief Technology Officer	2012 2011 2010	218,319 201,577 184,192	111,513 100,788 113,017	93,382 94,583 Nil	224,910 100,788 32,843	2,499 2,450 2,404	650,622 498,006 330,152
Wido Westbroek,(8) Vice President, Sales and Marketing	2012 2011 2010	204,072 176,066 154,152	111,513 25,886 55,001	93,382 24,362 Nil	203,518 88,033 21,926	2,499 2,375 Nil	614,984 314,347 231,826
Filip Smeets, (4)(9) General Manager, OnSite Generation	2012 2011	250,303 176,343	Nil Nil	Nil Nil	45,210 33,483	Nil Nil	295,513 209,826

Notes:

(1)	This represents the Company’s short-term incentive plan awards earned by their terms but are payable at a later date. The Company does not have any non-equity long-term incentive plans.

(2)
These benefits represent the Company’s matching of Employee Group Registered Retirement Contributions to a maximum of CA$2,500  per year. Benefits did not exceed the lesser of CA $50,000 and 10% of the total annual salary and bonuses of any of the Named Executive  Officers.

(3)
These amounts are paid in Canadian funds and have been converted to US dollars at the average rate for the year. The Canadian dollar depreciated 2.0% relative to the US dollar in 2012 compared to 2011.   The Canadian dollar depreciated 2.3% relative to the US dollar in 2011 compared to 2010.

(4)
Mr. Smeets’ salary is paid in euro and has been converted to US Dollars at the average rate for the year. The US dollar appreciated 6.9% relative to the euro in 2012 compared to 2011.   The US dollar appreciated 3.1% relative to the euro in 2011 compared to 2010.

(5)	Mr. Motz was appointed the Chief Financial Officer and Corporate Secretary of the Company effective November 19, 2012.

(6)
Ms. Barber was appointed the Chief Financial Officer and Corporate Secretary of the Company effective July 29, 2011. All figures in this summary compensation table prior to such date reflect the compensation paid to Ms. Barber in her capacity as Vice-President, Finance and Corporate Controller of the Company.  Ms Barber resigned as Chief Financial Officer and Corporate Secretary effective November 8, 2012.

(7)
Ms. Demerino joined the company on August 1, 2011 and was appointed interim Chief Financial Officer and Corporate Secretary of the Company effective November 8, 2012 until Mr. Motz’s appointment to Chief Financial Officer and Corporate Secretary of the Company effective November 19, 2012. All figures in this summary compensation table prior to November 8, 2012 and subsequent to November 19, 2012 reflect compensation paid to Ms. Demerino in her capacity as Director of Finance and Corporate Controller of the Company.

(8)
Mr. Westbroek was appointed the Vice President Sales & Marketing effective July 29, 2011. All figures in this summary compensation table prior to such date reflects the compensation paid to Mr. Westbroek, in euros, in his capacity as Vice-President and General Manager of the Company’s Belgian based OnSite Generation business.

(9)	Mr. Smeets was appointed as General Manager of the Company’s Belgian based OnSite Generation business on April 4, 2011.

(10)
Each PSU granted in fiscal year 2012 for all named executive officers are valued at the market value at the date of grant.  For all named executive officers other than Mr. Motz the PSU grant was valued at $6.25. Mr. Motz’s PSU grant was valued at $6.60 per PSU.  This method is identical to the method used for financial reporting purposes. The PSU’s granted in 2012 vest in full if both of the following milestones are achieved: 1) The company generates cumulative annual growth rate (CAGR) of at least 30%; and 2) The company is generates positive EBITDA (earnings before interest, taxes, depreciation and amortization) on a cumulative basis over four consecutive quarters. 50% of the PSU’s will vest if # 1 and #2 above is realized but the CAGR is between 20% and 30%

(11)
Based on the Black-Scholes valuation methodology. Each stock option granted in fiscal year 2012 for all named executive officers other than Mr. Motz was valued at $3.79. Mr. Motz’s stock option grant was valued at $3.97 per option granted.  Black-Scholes valuation methodology is a typical market approach in valuing options. This method is identical to the method for used for financial reporting purposes.

Employment Agreements

Daryl Wilson’s employment agreement provides for a base salary of CA $434,500 subject to annual review, and a discretionary short-term incentive bonus of up to 50% of his base salary.

Robert Motz’s employment agreement provides for a base salary of CA $230,000, subject to annual review, and a discretionary short-term incentive bonus of up to 50% of his base salary.

Jennifer Barber’s employment agreement provided for a base salary of CA $210,000, subject to annual review, and a discretionary short-term incentive bonus of up to 50% of her base salary.  Ms. Barber resigned from the Company effective November 8, 2012.

Kelly Demerino’s employment agreement provides for a base salary of CA $131,325, subject to annual review, and a discretionary short-term incentive bonus of up to 20% of her base salary.

 Joseph Cargnelli’s employment agreement provides for a base salary of CA $225,500, subject to annual review, and a discretionary short-term incentive bonus of up to 50% of his base salary.

Wido Westbroek’s employment agreement provides for a base salary of CA $206,000, subject to annual review, and a discretionary short-term incentive bonus of up to 100% of his base salary.

Filip Smeets’ employment agreement provides for a base salary of 194,988 euro, subject to annual review, and a discretionary short-term incentive bonus of up to 35,000 euros per year.

Incentive Plan Awards

Outstanding Share Based Awards and Option Based Awards During the Year Ended December 31, 2012

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-money Options	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share-Based Awards That Have Not Vested	Market or payout value of vested Share-based awards not paid out or distributed
	(#)	CA ($)		CA($)		CA ($)	CA ($)
Daryl Wilson	76,806 108,593	5.03 6.25	June 8, 2021 May 12, 2022	186,402	187,624	1,266,462	Nil
Robert Motz	39,476	6.60	Nov 19, 2022	5,921	34,000	229,500	Nil
Jennifer Barber(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Kelly Demerino(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Joseph Cargnelli	39,861 24,639	5.03 6.60	June 8, 2021 May 12, 2022	80,880	74,406	502,240	Nil
Wido Westbroek	10,238 24,639	5.03 6.25	June 8, 2021 May 12, 2022	29,929	41,985	283,399	Nil
Filip Smeets	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Ms. Barber resigned as Chief Financial Officer and Corporate Secretary of the Company effective November 8, 2012.
(2)
Ms. Demerino was appointed interim Chief Financial Officer and Corporate Secretary effective November 8, 2012 and resigned from such position effective November 19, 2012 upon the appointment of Mr. Motz.

Incentive Plan Awards - Value Vested or Earned During the Year Ended December 31, 2012

Name	Option Based Awards - Value Vested During the Year	Share Based Awards - Value Vested During the Year	Non-equity Incentive Plan Compensation - Value Earned During the Year
	($)	($)	($)
Daryl Wilson	49,539	50,814	217,163
Robert Motz	Nil	Nil	19,159
Jennifer Barber(1)	5,062	Nil	Nil
Kelly Demerino(2)	Nil	Nil	26,265
Joseph Cargnelli	25,711	69,633	212,665
Wido Westbroek	6,604	24,759	202,919
Filip Smeets	Nil	Nil	45,210

Notes:

(1)	Ms. Barber resigned as Chief Financial Officer and Corporate Secretary of the Company effective November 8, 2012.
(2)
Ms. Demerino was appointed interim Chief Financial Officer and Corporate Secretary effective November 8, 2012 and resigned from such position effective November 19, 2012 upon the appointment of Mr. Motz.

Termination and Change of Control Benefits

Mr. Wilson’s employment agreement provides that Mr. Wilson is entitled to 18 months’ salary and bonus in lieu of notice if he is terminated without cause from his position at any time, or if he is terminated upon a change of control of the Company. This amount is equal to a maximum of approximately CA $888,750 based on Mr. Wilson’s current compensation. The agreement also provides that all outstanding stock options held by Mr. Wilson will immediately vest upon termination without cause or termination resulting from a change of control of the Company. Mr. Wilson has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of one year subsequent to his termination for any reason. Under both the Omnibus Plan and the Old RSU Plan, if Mr. Wilson’s employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment. The value of such RSUs, as of December 31, 2012, is CA$735,676. Under the Omnibus Plan, if Mr. Wilson’s employment is terminated without cause, prior to the vesting date of any awarded PSUs, then all of Mr. Wilson’s unvested PSUs will vest in the normal course for a period of 90 days extending from the end of the fiscal year in which the date of termination occurred. Any PSUs which do not vest in the normal course during such 90 day period will, subject to Board approval, vest pro rata upon the date of termination. The value of Mr. Wilson’s PSUs, as at December 31, 2012, is CA $530,793.

Mr. Motz’s employment agreement provides that Mr. Motz is entitled to 12 months’ salary and bonus in lieu of notice if Mr. Motz is terminated without cause from his position at any time, or if he is terminated upon a change of control of the Company.  This amount is equal to a maximum of approximately CA $345,000 based on Mr. Motz’s current compensation.The agreement also provides that all outstanding stock options held by Mr. Motz will immediately vest upon termination without cause or termination resulting from a change of control of the Company. Mr. Motz has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of three years subsequent to his termination for any reason. Under both the Omnibus Plan and the Old RSU Plan, if Mr. Motz’s employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment. The value of such RSUs, as of December 31, 2012, is Nil. Under the Omnibus Plan, if Mr. Motz’s employment is terminated without cause, prior to the vesting date of any awarded PSUs, then all of Mr. Motz’s unvested PSUs will vest in the normal course for a period of 90 days extending from the end of the fiscal year in which the date of termination occurred. Any PSUs which do not vest in the normal course during such 90 day period will, subject to Board approval, vest pro rata upon the date of termination. The value of Mr. Motz’s PSUs, as at December 31, 2012, is CA $229,500.

Ms. Barber was employed as Chief Financial Officer and Corporate Secretary of the Company from July 29, 2011 until her departure effective November 8, 2012.  Ms. Barber’s employment agreement provided that Ms. Barber was entitled to 12 months’ salary and bonus in lieu of notice if Ms. Barber was terminated without cause from her position at any time, or if she was terminated upon a change of control of the Company.  This amount is equal to a maximum of approximately CA $315,000 based on Ms. Barber’s compensation as at the date of her resignation.The agreement also provided that all outstanding stock options held by Ms. Barber would immediately vest upon termination without cause or termination resulting from a change of control of the Company. Ms. Barber agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of three years subsequent to her termination for any reason. Under both the Omnibus Plan and the Old RSU Plan, if Ms. Barber’s employment is terminated by theCompany without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to thedate of her termination of employment. The value of such RSUs, as of December 31, 2012, is CA$Nil.  Under the Omnibus Plan, if Ms. Barber’s employment is terminated without cause, prior to the vesting date of any awarded PSUs, then all of Ms. Barber’s unvested PSUs will vest in the normal course for a period of 90 days extending from the end of the fiscal year in which the date of termination occurred. Any PSUs which do not vest in the normal course during such 90 day period will, subject to Board approval, vest pro rata upon the date of termination. The value of Ms. Barber’s PSUs, as at December 31, 2012, is CA $Nil.  Ms. Barber’s employment with the Company ceased effective November 8, 2012.

Mr. Westbroek’s employment agreement provides that Mr. Westbroek is entitled to 12 months’ salary and bonus in lieu of notice, if Mr. Westbroek is terminated without cause from his position at any time, or if he is terminated upon a change of control of the Company.  This amount is equal to a maximum of approximately CA $412,000 based on Mr. Westbroek’s current compensation. The agreement also provides that all outstanding stock options held by Mr. Westbroek will immediately vest upon termination without cause or termination resulting from a change of control of the Company. Mr. Westbroek has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of one year subsequent to his termination for any reason. Under both the Omnibus Plan and the Old RSU Plan, if Mr. Westbroek’s employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs,then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment. The value of such RSUs, as of December 31, 2012, is CA$162,965.  Under the Omnibus Plan, if Mr. Westbroek’s employment is terminated without cause, prior to the vesting date of any awarded PSUs, then all of Mr. Westbroek’s unvested PSUs will vest in the normal course for a period of 90 days extending from the end of the fiscal year in which the date of termination occurred. Any PSUs which do not vest in the normal course during such 90 day period will, subject to Board approval, vest pro rata upon the date of termination. The value of Mr. Westbroek’s PSUs, as at December 31, 2012, is CA $120,434.

Mr. Cargnelli’s employment agreement provides that Mr. Cargnelli is entitled to 24 months’ salary and one and a half times the average bonus paid in the two fiscal years preceding termination in lieu of notice if Mr. Cargnelli is terminated without cause from his position at any time, or if he is terminated upon a change of control of the Company.  This amount is equal to a maximum of approximately CA $768,750 based on Mr. Cargnelli’s current compensation.  Mr. Cargnelli has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of three years subsequent to his termination for any reason. Under both the Omnibus Plan and the Old RSU Plan, if Mr. Cargnelli’s employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment. The value of such RSUs, as of December 31, 2012, is CA$381,807.  Under the Omnibus Plan, if Mr. Cargnelli’s employment is terminated without cause, prior to the vesting date of any awarded PSUs, then all of Mr. Cargnelli’s unvested PSUs will vest in the normal course for a period of 90 days extending from the end of the fiscal year in which the date of termination occurred. Any PSUs which do not vest in the normal course during such 90 day period will, subject to Board approval, vest pro rata upon the date of termination. The value of Mr. Cargnelli’s PSUs, as at December 31, 2012, is CA $120,434.

Mr. Smeets’ employment agreement provides that if Mr. Smeets’ employment is terminated prior to April 4, 2012, Mr. Smeets must be provided one month’s notice. If Mr. Smeets’ employment is terminated subsequent to April 4, 2012, Mr. Smeets is entitled to one month’s notice plus an additional month per commenced year of employment, at a minimum of three and a maximum of six months’ notice. Under no circumstances will the termination of Mr. Smeets’ employment for any reason entitle Mr. Smeets to any form of damage compensation. Mr. Smeets has agreed to refrain from competing with and interfering in the business of Hydrogenics in Belgium for a period of one year subsequent to his termination for any reason. Under both the Omnibus Plan and the Old RSU Plan, if Mr. Smeets’ employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment. The value of such RSUs, as of December 31, 2012, is nil.  Under the Omnibus Plan, if Mr. Smeets’ employment is terminated without cause, prior to the vesting date of any awarded PSUs, then all of Mr. Smeets’ unvested PSUs will vest in the normal course for a period of 90 days extending from the end of the fiscal year in which the date of termination occurred. Any PSUs which do not vest in the normal course during such 90 day period will, subject to Board approval, vest pro rata upon the date of termination. The value of Mr. Smeets’ PSUs, as at December 31, 2012, is CA $nil.

Ms. Demerino’s employment agreement does not provide for any specific termination or change of control provisions. Under both the Omnibus Plan and the Old RSU Plan, if Ms. Demerino’s employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment. The value of such RSUs, as of December 31, 2012, is nil.  Under the Omnibus Plan, if Ms. Demerino’s employment is terminated without cause, prior to the vesting date of any awarded PSUs, then all of Ms. Demerino’s unvested PSUs will vest in the normal course for a period of 90 days extending from the end of the fiscal year in which the date of termination occurred. Any PSUs which do not vest in the normal course during such 90 day period will, subject to Board approval, vest pro rata upon the date of termination. The value of Ms. Demerino’s PSUs, as at December 31, 2012, is CA $nil.

Director Compensation

Director Compensation Table

The following table provides a summary of compensation earned during the financial year ended December 31, 2012 by our directors.

Name	Fees Earned	Share Based Awards	Option Based awards	Non-equity Incentive Plan Compensation	All Other Compensation	Total
	($)	($)	($)	($)	($)	($)
Douglas S. Alexander	74,000	30,000	n/a	n/a	Nil	104,000
Michael Cardiff	62,000	20,000	n/a	n/a	Nil	82,000
Henry J. Gnacke	45,000	15,000	n/a	n/a	Nil	60,000
Norman M. Seagram	62,500	20,000	n/a	n/a	Nil	82,500

For 2012, each of our directors who is considered “independent” was paid an annual fee of $27,000 for his services as a director and an attendance fee of $1,500 for each Board or committee meeting attended.  Each committee chair received an annual fee of $34,000 and an additional attendance fee of $250 for each committee meeting attended.  Our Chairman of the Board was paid an annual fee of $45,000 for his services and an attendance fee of $1,750 for each Board meeting attended.  All directors were reimbursed for travel and other reasonable expenses incurred in attending Board and committee meetings.

Deferred Share Units

Pursuant to the DSU Plan, independent directors are entitled to elect to receive all or any portion of their annual retainer and meeting fees in the form of DSUs instead of cash. A DSU is a right to receive a cash payment based on the value of a Share, credited by means of a book-keeping entry in the books of the Company, to an account in the name of the independent director. At the end of the director’s tenure as a member of the Board, the director is paid, in cash, the market value of the Shares represented by the DSUs.

The Board of Directors has approved the following annual DSU grants to independent directors:  independent director – $15,000 equivalent in DSUs; Chair of the Human Resources and Corporate Governance Committee - $20,000 equivalent in DSUs; Chair of the Audit Committee - $20,000 equivalent in DSUs; and Chairman of the Board of Directors - $30,000equivalent in DSUs.

Contemporaneously with the adoption of the DSU Plan, the Board also established ownership guidelines for directors pursuant to which each non-employee director is required to hold Shares and/or DSUs equal to three times the director’s annual cash retainer within three years of initial appointment. The value of the directors’ Shares or DSUs are measured at either the year-end Share price, or a director’s acquisition cost of Shares and initial grant price of DSUs.

Incentive Plan Awards

Outstanding Share Based Awards and Option Based Awards During the Year ended December 31, 2012

	Option Based Awards				Share Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-money Options	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share-Based Awards That Have Not Vested	Market or payout value of vested Share-based awards not paid out or distributed
	(#)	CA ($)				CA ($)	CA ($)
Douglas S. Alexander	n/a	n/a	n/a	n/a	n/a	n/a	281,327
Michael Cardiff	n/a	n/a	n/a	n/a	n/a	n/a	133,522
Henry J. Gnacke	n/a	n/a	n/a	n/a	n/a	n/a	71,381
Norman M. Seagram	n/a	n/a	n/a	n/a	n/a	n/a	303,534

Incentive Plan Awards - Value Vested or Earned During the Year ended December 31, 2012

Name	Option Based Awards - Value Vested During the Year	Share Based Awards - Value Vested During the Year	Non-equity Incentive Plan Compensation - Value Earned During the Year
	($)	($)	($)
Douglas S. Alexander	n/a	36,153	n/a
Michael Cardiff	n/a	24,104	n/a
Henry J. Gnacke	n/a	18,077	n/a
Norman M. Seagram	n/a	24,104	n/a

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Which May Be Issued in Connection With Outstanding Options, Warrants and Rights)
Equity compensation plans approved by shareholders	556,519	CA $9.71	278,724
Equity compensation plans not approved by shareholders	n/a	n/a	n/a
Total	556,619	CA $9.71	278,724

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at April 1, 2013, none of our current directors or executive officers are indebted to the Company.

OTHER INFORMATION

Directors’ and Officers’ Liability Insurance

The Company has purchased liability insurance for the benefit of itself and the directors and officers of the Company and certain subsidiaries. Protection is provided to directors and officers for wrongful acts, including any actual or alleged error, misstatement, misleading statement, act, omission, neglect, or breach of duty by any director or officer in his or her insured capacity. The insurance coverage has an annual policy limit of $10 million plus an additional $5 million available to directors and officers exclusively for non-indemnifiable claims and $5 million available exclusively to independent directors. There is a program retention of $150,000 for all claims against the Company. The cost of this insurance is approximately $102,000.

Interest of Informed Persons in Material Transactions

In the normal course of our operations, we subcontract some manufacturing to Viking Engineering & Tool Co., 301 Bartlett Avenue, Toronto, ON, M6H 3G7, a company owned by the father and uncle of Joseph Cargnelli, a founder and senior officer of the Company and one of our principal shareholders.  For the fiscal year ended December 31, 2012, this company invoiced us approximately $0.3 million. We believe these transactions are, in respect of the Company, on no more favourable terms than similar transactions with unrelated third parties.

As a result of CommScope’s investments in the Corporation in 2010 and 2011, CommScope became an informed person. For the fiscal year ended December 31, 2012, billings to this related company totaled $0.6 million, an increase of more than $0.4 million from the $0.2 million billed the year ended December 31, 2011. For the year ended December 31, 2011, billings to this related company totaled $0.2 million, an increase of $0.2 million from the less than $0.1 million billed in the year ended December 31, 2010. At December 31, 2012, we had an accounts receivable balance from this related company of less than $0.1 million.  On October 25, 2011, the Company amended the IP license agreement with CommScope in order to conform certain terms of the IP license agreement with the CA$6.0 million loan agreement with the Ontario Government.

As a result of Enbridge’s investments in the Corporation in 2012, Enbridge became an informed person. For the fiscal year ended December 31, 2012, there were no billings or receivables between Enbridge and the Company.

Interest of Directors and Executive Officers in Matters to Be Acted Upon

Except as described elsewhere in this Circular, none of our directors or executive officers, nor any of their known associates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Receipt of Shareholder Proposals for Next Annual Meeting

Any shareholder who intends to present a proposal at our 2013 annual meeting of shareholders must send the proposal to our Corporate Secretary at 220 Admiral Boulevard, Mississauga, Ontario, L5T2N6.  In order for the proposal to be included in the proxy materials we send to shareholders for that meeting, the proposal must be received by us no later than December 28, 2013, and must comply with Section 137 of the CBCA.

Additional Information

Financial information for the financial year ended December 31, 2012 is provided in our consolidated financial statements and MD&A, which are included in the Company’s annual report.  Shareholders who wish to be added to the mailing list for the annual and interim unaudited consolidated financial statements and MD&A should contact the Company at 220 Admiral Boulevard, Mississauga, Ontario, L5T 2N6.

Copies of our current Form 20-F, filed in Canada as our AIF, and of any document, or the pertinent pages of any document, incorporated by reference in the current Form 20-F; (our most recently filed comparative annual financial statements,) together with the accompanying report of the auditors, and any of our interim unaudited consolidated financial statements that have been filed for any period after the end of our most recently completed financial year and this Circular are available to anyone, upon request, from our Corporate Secretary, and without charge to shareholders of the Company.  The Company’s general telephone number is (905) 361-3660.

The annual report (including the consolidated financial statements and MD&A), the Form 20-F and other information relating to the Company is available on the SEDAR website at www.sedar.com.

Directors’ Approval

The contents and mailing to shareholders of this Circular have been approved by our Board of Directors.

Robert Motz
Chief Finance Officer and Corporate Secretary
April 1, 2013

Appendix A - Board Mandate

INTRODUCTION

The term “Company” herein shall refer to Hydrogenics Corporation and the term “Board” shall refer to the Board of Directors of the Company.

The Board is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the foregoing enhance and preserve the underlying value of the Company.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company as a whole must be paramount at all times.

QUALIFICATIONS OF DIRECTORS

A majority of the directors will be “independent.” No director will be deemed independent unless the Board affirmatively determines the director has no material relationship with the Company, directly or as an officer, shareholder or partner of an organization that has a material relationship with the Company. The Board will observe all additional criteria for determining director independence pursuant to the rules of Nasdaq Global Market, the Toronto Stock Exchange, and other governing laws and regulations.

DUTIES OF DIRECTORS

The Board discharges its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers the responsibility for day-to-day management of the Company.  The Board discharges its responsibilities both directly and through its committees, the Audit Committee and the Human Resources and Corporate Governance Committee. Only independent members may serve on any of the foregoing committees of the Board. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature.  Each of the standing committees of the Board will have its own charter. The charter will set forth the responsibilities of each committee, procedures of the committee and how the committee will report to the Board.

Directors must fulfill their responsibilities consistent with their fiduciary duty to the shareholders, in compliance with all applicable laws and regulations. Directors will also, as appropriate, take into consideration the interests of other stakeholders, including employees and the members of communities in which the Company operates.

In addition to the Board’s primary roles of overseeing corporate performance and providing quality, depth and continuity of management to meet the Company’s strategic objectives, principal duties include, but are not limited to the following categories:

Appointment of Management

1.
The Board has the responsibility for approving the appointment of the Chief Executive Officer and all other officers of the Company and approving the compensation of the Chief Executive Officer, following a review of the recommendations of the Human Resources and Corporate Governance Committee. To the extent feasible, the Board shall satisfy itself as to the integrity of the Chief Executive Officer and other executive officers and ensure the Chief Executive Officer and other executive officers create a culture of integrity throughout the Company.

2.
The Board from time to time delegates to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits and material transactions outside the ordinary course of business are reviewed by and subject to the prior approval of the Board.

3.	The Board oversees that succession planning programs are in place, including programs to appoint, train, develop and monitor management.

Board Organization

4.
The Board will respond to recommendations received from the Human Resources and Corporate Governance Committee, but retains the responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

5.
The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

6.	Non-management directors will meet in camera as needed. Normally, such meetings will occur at the end of regularly scheduled Board meetings.

7.	The Board has the authority to hire independent legal, financial or other advisors as it deems necessary.

Strategic Planning

8.	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the business and its objectives and goals.

9.
The Board is responsible for adopting a strategic planning process and approving and reviewing, on at least an annual basis, the business, financial and strategic plans by which it is proposed the Company may reach those goals, and such strategic plans will take into account, among other things, the opportunities and risks of the business.

10.	The Board has the responsibility to provide input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

Monitoring of Financial Performance and Other Financial Reporting Matters

11.	The Board is responsible for enhancing congruence between shareholder expectations, Company plans and management performance.

12.	The Board is responsible for:

a.
adopting processes for monitoring the Company’s progress toward its strategic and operational goals, and to revise and alter its direction to management in light of changing circumstances affecting the Company; and

b.	taking action when Company performance falls short of its goals or as other special circumstances warrant.

13.
The Board shall be responsible for approving the audited consolidated financial statements, interim consolidated financial statements and the notes and Management’s Discussion and Analysis accompanying such consolidated financial statements.

14.
The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters the Board is required to approve under the Company’s governing statute, including the payment of dividends, issuance, purchase and redemption of securities, acquisitions and dispositions of material property, plant and equipment and material capital expenditures.

Risk Management

15.
The Board has responsibility for the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company’s shareholders.

16.	The Board is responsible for the Company’s internal control and management information systems.

Policies and Procedures

17.	The Board is responsible for:

a.	developing the Company’s approach to corporate governance and approving and monitoring compliance with all significant policies and procedures related to corporate governance; and

b.
approving policies and procedures designed to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards and, in particular, adopting a written code of business conduct and ethics which is applicable to directors, officers and employees of the Company and which constitutes written standards that are reasonably designed to promote integrity and to deter wrongdoing.

18.	The Board enforces its policy respecting confidential treatment of the Company’s proprietary information and Board deliberations.

19.
The Board is responsible for monitoring compliance with the Company’s Code of Ethics. Any waivers from the code that may be granted for the benefit of the Company’s directors or executive officers must be granted by the Board (or a Board committee) only.

Communications and Reporting

20.
The Board has approved and will revise from time to time as circumstances warrant a Corporate Disclosure Policy to address communications with shareholders, employees, financial analysts, the media and such other outside parties as may be appropriate.

21.	The Board is responsible for:

a.	overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

b.	overseeing that the financial results are reported fairly and in accordance with Canadian generally accepted accounting standards and related legal disclosure requirements;

c.	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;

d.	reporting annually to shareholders on its stewardship for the preceding year; and

e.	overseeing the Company’s implementation of systems that accommodate feedback from stakeholders.

Position Descriptions

22.	The Board is responsible for:

a.	developing position descriptions for the Chair of the Board, the chair of each Board committee and the Chief Executive Officer (which will include delineating management’s responsibilities);

b.	approving the corporate goals and objectives that the Chief Executive Officer is responsible for meeting; and

c.
developing a position description for the directors which sets out the expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

Orientation and Continuing Education

23.	The Board is responsible for:

a.
ensuring  all new directors receive a comprehensive orientation, that they fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including the commitment of time and resources that the Company expects from its directors) and that they understand the nature and operation of the Company’s business; and

b.
providing continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company’s business remains current.

Human Resources of Directors

24.	In connection with the nomination or appointment of individuals as directors, the Board is responsible for:

a.	considering what competencies and skills the Board, as a whole, should possess;

b.	assessing what competencies and skills each existing director possesses; and

c.
considering the appropriate size of the Board, with a view to facilitating effective decisionmaking.  In carrying out each of these responsibilities, the Board will consider the advice and input of the Human Resources and Corporate Governance Committee.

25.	Director nominees shall be selected by a majority of the independent directors.

Board Evaluation

26.
The Board is responsible for ensuring that the Board, its committees and each individual director are regularly assessed regarding his, her or its effectiveness and contribution. An assessment will consider, in the case of the Board or a Board committee, its mandate or charter and in the case of an individual director, any applicable position description, as well as the competencies and skills each individual director is expected to bring to the Board.

Annual Review

27.
The Human Resources and Corporate Governance Committee shall review and reassess the adequacy of this mandate at least annually and otherwise as it deems appropriate and recommend changes to the Board, as necessary. The Human Resources and Corporate Governance Committee will ensure this mandate or a summary that has been approved by the Human Resources and Corporate Governance Committee is disclosed in accordance with all applicable securities laws or regulatory requirements in the Company’s annual management information circular or such other annual filing as may be permitted or required by applicable securities regulatory authorities.

Appendix B – Committee Charters

Audit Committee Charter

A.	Purpose

The Audit Committee shall be directly responsible for the appointment, compensation and oversight over the work of the Company’s public accountants. The Audit Committee shall monitor: (1) the integrity of the consolidated financial statements of the Company; (2) the Company’s compliance with legal and regulatory requirements; (3) the public accountants’ qualifications and independence; and (4) the performance of the Company’s internal audit function and public accountants. The Audit Committee shall oversee the preparation of and review the report required by the rules of the Securities and Exchange Commission to be included in the Company’s annual proxy statement.

B.	Committee Membership

The Audit Committee shall consist of no fewer than three members. Each member of the Audit Committee shall be unrelated and independent, and the composition of the Audit Committee shall satisfy the independence, experience and financial expertise requirements of the Nasdaq Global Market, The Toronto Stock Exchange and Section 10A of the Securities Exchange Act of 1934, as amended by the Sarbanes-Oxley Act of 2002, and the rules promulgated thereunder.  The Board shall appoint the members of the Audit Committee annually, considering the recommendation of the Human Resources and Corporate Governance Committee, and further considering the views of the Chairman of the Board and the Chief Executive Officer, as appropriate.  The members of the Audit Committee shall serve until their successors are appointed.

The Board shall have the power at any time to change the membership of the Audit Committee and to fill vacancies in it, subject to such new member(s) satisfying the independence, experience and financial expertise requirements referred to above.  Except as expressly provided in this Charter or the by-laws of the Company, or as otherwise provided by law or the rules of the stock exchanges to which the Company is subject, the Audit Committee shall fix its own rules of procedure.

C.	Committee Authority and Responsibilities

The Audit Committee shall have the sole authority to appoint or replace the public accountants (subject, if applicable, to shareholder ratification), and shall approve all audit engagement fees and terms and all non-audit engagements with the public accountants.  The Audit Committee shall consult with management but shall not delegate these responsibilities.  In its capacity as a committee of the Board, the Audit Committee shall be directly responsible for the oversight of the work of the public accounting firm (including resolution of disagreements between management and the public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work, and the public accounting firm shall report directly to the Audit Committee.  The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain special legal, accounting or other consultants to advise the committee and carry out its duties, and to conduct or authorize investigations into any matters within its scope of responsibilities.

The Audit Committee may request any officer or employee of the Company or the Company’s outside counsel or public accountants to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

The Audit Committee shall make regular reports to the Board.  The Audit Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.  The Audit Committee shall annually review the Audit Committee’s own performance.

In performing its functions, the Audit Committee shall undertake those tasks and responsibilities that, in its judgment, would most effectively contribute and implement the purposes of the Audit Committee.  The following functions are some of the common recurring activities of the Audit Committee in carrying out its oversight responsibility:

•
Review and discuss with management and the public accountants the Company’s annual audited consolidated financial statements, including disclosures made in Management’s Discussion and Analysis of Financial Condition and Results of Operations and recommend to the Board whether the audited consolidated financial statements should be included in the Company’s annual report.

•
Review and discuss with management and the public accountants the Company’s quarterly financial statements, including disclosures made under Management’s Discussion and Analysis of Financial Condition and Results of Operations or similar disclosures, prior to the filing of its quarterly report.

•
Review and discuss with management and the public accountants the financial information and consolidated financial statements contained in any prospectus, registration statement, annual information form, circular or other material disclosure document of the Company, in each case prior to the filing of such documents.

•
Review and discuss with management and the public accountants, as applicable: (a) major issues regarding accounting principles and consolidated financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies; (b) analyses prepared by management or the public accountants setting forth significant financial reporting issues and judgments made in connection with the preparation of the consolidated financial statements, including analyses of the effects of alternative IFRS methods on the consolidated financial statements; (c) any management letter provided by the public accountants and the Company’s response to that letter; (d) any problems, difficulties or differences encountered in the course of the audit work, including any disagreements with management or restrictions on the scope of the public accountants’ activities or on access to requested information and management's response thereto; (e) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the consolidated financial statements of the Company; and (f) earnings press releases, as well as financial information and earnings guidance (generally or on a case-by-case basis) provided to analysts and rating agencies.

•
Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

•
Obtain and review a report from the public accountants at least annually regarding: (a) the registered public accountants’ internal quality control procedures; (b) any material issues raised by the most recent qualitycontrol review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; (c) any steps taken to deal with any such issues; and (d) all relationships between the public accountants and the Company.

•
Evaluate the qualifications, performance and independence of the public accountants, including a review and evaluation of the lead partner of the registered public accountants and taking into account the opinions of management.

•	Ensure the lead audit partner of the public accountants and the audit partner responsible for reviewing the audit are rotated at least every five years as required by the Sarbanes-Oxley Act of 2002.

•	Discuss with management and the public accountants any accounting adjustments that were noted or proposed by the registered public accountants but were passed (as immaterial or otherwise).

•
Establish procedures for: (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

•
Review disclosures made by the Company’s principal executive officer or officers and principal financial officer or officers regarding compliance with their certification obligations as required under the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder, including the Company's disclosure controls and procedures and internal controls for financial reporting and evaluations thereof.

•	Review with management and approve the Company’s investment policies for its securities portfolio and review the portfolio management performance.

•
Review the performances of the Chief Financial Officer and other senior executives involved in the financial reporting process, review financial and accounting personnel succession planning within the Company and, where possible, consult on the appointment of, or departure of, individuals occupying these positions.

D.	Limitations of Audit Committee's Roles

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to prepare consolidated financial statements, plan or conduct audits or to determine that the Company’s consolidated financial statements and disclosures are complete and accurate and are in accordance with Canadian generally accepted accounting principles and applicable rules and regulations.  These are the responsibilities of management and the registered public accountants.

Human Resources and Corporate Governance Committee Charter

A.	Purpose

The Human Resources and Corporate Governance Committee shall support the Board of Directors in exercising its human resources and corporate governance functions, including:

•
with respect to human resources: (i) assist the Board of Directors in ensuring that the necessary policies and processes are in place by which all employees of the Company, with special attention to the executive group, will be fairly and competitively compensated; and (ii) produce a report on executive compensation for inclusion in the Company’s proxy statement in accordance with applicable rules and regulations; and

•
with respect to corporate governance: (i) identify individuals qualified to become Board members, and recommend that the Board select the director nominees for the next annual meeting of shareholders; and (ii) develop and recommend to the Board the corporate governance guidelines and processes applicable to the Company.

B.	Committee Membership and Procedure

The Committee shall consist of no fewer than three members.  Each member of the Committee shall satisfy the independence requirements of applicable securities and exchange legislation and listing requirements (including the independence requirements of the Nasdaq Global Market, the Toronto Stock Exchange and Section 10A of the Securities Exchange Act of 1934, as amended by the Sarbanes-Oxley Act of 2002, and the rules promulgated thereunder) and, if deemed appropriate from time to time, meet the definition of “non-employee director” under Rule 16b-3 under the Securities Exchange Act of 1934, and “outside director” for purposes of Section 162(m) of the Internal Revenue Code of 1986.

The Board shall appoint the members of the Committee, considering the views of the Chairman of the Board and the Chief Executive Officer, as appropriate.  The members of the Committee shall serve until their successors are appointed and qualified, and shall designate the Chairman of the Committee.  The Board shall have the power at any time to change the membership of the Committee and to fill vacancies in it, subject to such new member(s) satisfying the above requirements.

Except as expressly provided in this Charter, the by-laws of the Company or the guidelines determined by the Board of Directors, from time to time, the Committee shall fix its own rules of procedure.

C.	Committee Authority and Responsibilities

The Committee shall exercise the functions described below, which are delegated by the Board of Directors, as well as any other functions that may from time to time delegated by the Board of Directors.

With respect to human resources:

•	Annually review and approve, on an aggregate basis, the total compensation of all employees of the Company and all subsidiaries of the Company.

•
Annually review and approve corporate goals and objectives relevant to Chief Executive Officer’scompensation, evaluate the Chief Executive Officer’s performance in light of those goals and objectives, and set the Chief Executive Officer’s compensation level based on this evaluation.

•
Annually review the Chief Executive Officer’s evaluation of the performance of the other officers of the Company and such other senior management and key employees of the Company or any subsidiary of the Company as may be identified to the Committee by the Board (collectively, the “Designated Executives”) and review the Chief Executive Officer’s recommendations with respect to the amount of compensation to be paid to the Designated Executives.

•	Annually review, assess the competitiveness and appropriateness of and approve the compensation package of each of the Designated Executives.

•
Review and approve any employment contracts or arrangements with each of the Designated Executives, including any retiring allowance arrangements or any similar arrangements to take effect in the event of a termination of employment.

•	Review and recommend to the Board compensation policies and processes and in particular, the compensation policies and processes for the Designated Executives.

•
In determining the long-term incentive component of the Chief Executive Officer’s compensation and each Designated Executive’s compensation, consider the Company’s performance and relative shareholder return, the value of similar incentive awards to executives at comparable companies, and the awards given to Company executives in past years.

•
Make recommendations to the Board with respect to incentive compensation and equity-based plans, and review and make recommendations with respect to the performance or operating goals for participants in such plans.

•
Have the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of director, Chief Executive Officer or senior executive compensation and have sole authority to approve the consultant’s fees and other retention terms.

•	Adopt, administer, approve and ratify awards under incentive compensation and stock plans, including amendments to the awards made under any such plans, and review and monitor awards under such plans.

•	Review and report to the Board on the appropriateness of the succession planning of the Company, including appointing, training and monitoring senior management.

•	Review the significant human resources policies, plans and programs of the Company to ensure they are supportive of the Company’s near and long-term strategies.

•
Undertake on behalf of, and in an advisory capacity to, the Board such other initiatives as may be necessary or desirable to assist the Board in discharging its responsibility to ensure that appropriate human resources development, performance evaluation, compensation and management development programs are in place and operating effectively.

With respect to corporate governance:

•
The Committee shall develop qualification criteria for Board members, and actively seek, interview and screen individuals qualified to become Board members for recommendation to the Board in accordance with the guidelines determined by the Board of Directors, from time to time.

•
The Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have sole authority to approve the search firm's fees and other retention terms.

•	The Committee shall annually receive comments from all directors and report annually to the Board with an assessment of the Board’s and individual’s performance.

•
The Committee shall develop and recommend to the Board a Code of Business Conduct and Ethics, and shall consider any requests for waivers from the Company’s Code of Business Conduct and Ethics.  The Company shall make disclosure of such waivers to the Securities and Exchange Commission and, as required, to the exchanges on which the Company’s securities are listed for trading.

The Committee shall review annually, or more often if appropriate, the directors who are members (including qualifications and requirements), structure (including authority to delegate) and performance of committees of the Board (including reporting to the Board), and make recommendations to the Board, as appropriate.

•	The Committee shall serve in an advisory capacity to the Board and Chairman of the Board on matters of organizational and governance structure of the Company and the conduct of the Board.

In connection with the foregoing authority and responsibilities:

•	The Committee shall have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

•	The Committee shall make regular reports to the Board.

•	The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

•	The Committee shall annually review its own performance.

•	The Committee may form and delegate authority to subcommittees when appropriate.

CORPORATE OFFICE
Hydrogenics Corporation
220 Admiral Boulevard
Mississauga, Ontario
Canada L5T 2N6
TEL: (905) 361-3660
Fax: (905) 361-3626
www.hydrogenics.com